SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

PORTUGAL TELECOM REPORTS RESULTS
FOR THE FIRST HALF OF 2003

Lisbon, Portugal, September 16, 2003 – Portugal Telecom (“PT”) (BVLP: PTCO.IN; NYSE: PT) today announced its audited results for the first half of 2003.

In the first half of 2003, consolidated operating revenues amounted to Euro 2,725 million. EBITDA reached Euro 1,074 million, equivalent to a margin of 39.4%. EBITDA minus Capex reached Euro 854 million. Net income for the period amounted to Euro 143 million, impacted negatively by Euro 278 million of curtailment costs. Excluding these curtailment costs, net income would have reached Euro 330 million. Operating cash flow amounted to Euro 708 million, equivalent to 26.0% of revenues. Net debt rose Euro 141 million from March 31, 2003 to Euro 3,975 million, due to the payment of dividends (Euro 201 million) and the acquisition of TCO in Brazil. As of August 31, 2003, net debt stands at Euro 3,726 million, representing a decrease of Euro 249 million from June 30, 2003.

PT’s financial results have been prepared in accordance with Portuguese GAAP. The results by business segment for the first half of 2003 and corresponding prior periods reflect certain changes in its reportable segments made during the first half of 2003, as further described in Section 10 below.

CONSOLIDATED FINANCIAL HIGHLIGHTS
(Amounts stated in millions of Euro)

	1H03(1)	1H02(2)	Δ y.o.y	2Q03(1)	2Q03(2)	Δ y.o.y	Δ 2Q/1Q03

Operating Revenues	2,724.9	2,852.6	(4.5%)	1,412.5	1,423.8	(0.8%)	7.6%
Operating Costs	2,118.4	2,227.9	(4.9%)	1,097.4	1,107.6	(0.9%)	7.5%
EBITDA (3)	1,074.1	1,122.5	(4.3%)	554.4	564.1	(1.7%)	6.7%
Excluding PRB (4)	1,184.2	1,214.0	(2.4%)	610.0	610.0	(0.0%)	6.2%
Operating Income	606.6	624.7	(2.9%)	315.1	316.2	(0.4%)	8.1%
Net Income	143.5	202.5	(29.1%)	58.8	112.3	(47.8%)	(30.9%)
Excluding Curtailment (5)	329.8	214.5	53.7%	182.6	120.9	51.0%	24.0%
Capex	219.8	382.0	(42.5%)	97.9	223.6	(56.2%)	(19.7%)
Capex as % of Revenues	8.1%	13.4%	(5.3 p.p.)	6.9%	15.7%	(8.8 p.p.)	(2.4 p.p.)
EBITDA minus Capex	854.4	740.5	15.4%	456.5	340.5	34.1%	14.7%
Operating Cash Flow (6)	708.3	640.0	10.7%	366.2	272.3	34.5%	7.0%
Net Debt	3,975.3	4,762.0	n.m.	3,975.3	4,762.0	n.m.	3.7%

Key Financial Ratios (%)
EBITDA Margin (7)	39.4%	39.4%	0.0 p.p.	39.2%	39.6%	(0.4 p.p.)	(0.4 p.p.)
Net Debt/Annualized EBITDA	1.9	2.1	(9.5%)	1.8	2.2	(19.9%)	0.0%
EBITDA/Net Interest	14.4	13.8	4.3%	13.3	13.2	0.8%	(15.8%)

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results of May and June 2003.
(2)	Reflects the full consolidation of TCP.
(3)	EBITDA = Operating Income + Depreciation and Amortization.
(4)	Excluding post retirement benefits costs.
(5)	Excluding work force reduction program costs, net of the related tax effect at 33.3%.
(6)	Operating Cash Flow = EBITDA +/- Non-Current Change in Provisions – Capex +/- Change in Working Capital.
(7)	EBITDA Margin = EBITDA / Operating Revenues.

In the first half of 2003, the PT Group had 29.4 million customers, a rise of 25.4% over the same period last year. Key performance indicators by business segment are set out below:

KEY PERFORMANCE INDICATORS

	1H03	1H02	Δ y.o.y	2Q03	2Q03	Δ y.o.y	Δ 2Q/1Q03

Wireline
Telephone Main Lines ('000)	4,080	4,214	(3.2%)	4,080	4,214	(3.2%)	(0.5%)
Market Share (%)	94.6	96.4	(1.8p.p.)	94.6	96.4	(1.8p.p.)	(0.1p.p.)
Net Disconnections ('000)	63.1	86.7	(27.2%)	18.7	40.7	(54.1%)	(57.9%)
ADSL – Retail ('000)	87.9	5.0	n.m.	87.9	5.0	n.m.	43.2%
Market Share (%)	82.3	75.7	6.6 p.p.	82.3	75.7	6.6 p.p.	1.6 p.p.
Total Voice Traffic (mn min.)	6,318	6,630	(4.7%)	3,163	3,321	(4.8%)	0.2%
F2F Domestic Traffic (mn min.)	3,003	3,240	(7.3%)	1,475	1,589	(7.2%)	(3.4%)
Market Share of Outgoing Traffic (%)	92.0	92.4	(0.4p.p.)	91.8	92.4	(0.6p.p.)	(0.5p.p.)
Telephony ARPU (Euro)	32.5	34.0	(4.4%)	32.1	34.0	(5.5%)	(2.2%)
Employees (no.)	9,693	11,416	(15.1%)	9,693	11,416	(15.1%)	(9.6%)
Capex (Euro million)	60.0	147.2	(59.3%)	32.6	98.3	(66.9%)	18.7%
EBITDA minus Capex (Euro million)	400.9	353.9	13.3%	193.5	148.5	30.3%	(6.7%)
Domestic Mobile/TMN
Active Customers ('000)	4,505	4,070	10.7%	4,505	4,070	10.7%	0.7%
Market Share (1) (%)	52.2	50.1	2.1 p.p.	52.2	50.1	2.1 p.p.	0.1 p.p.
Net Additions ('000)	79.3	164.6	(51.8%)	31.8	87.6	(63.6%)	(32.9%)
Total Churn (%)	24.1	25.3	(1.2p.p.)	24.1	25.3	(1.2p.p.)	(0.6p.p.)
MOU (min.)	120.0	129.5	(7.3%)	121.6	131.2	(7.3%)	2.7%
ARPU (Euro)	24.7	27.0	(8.7%)	25.2	26.9	(6.3%)	4.7%
Data as % of Serv. Revenues (%)	8.3	6.8	1.5 p.p.	8.1	6.9	1.2 p.p.	(0.4p.p.)
CCPU (2) (Euro)	12.4	14.0	(11.7%)	12.6	14.2	(11.6%)	3.8%
ARPU minus CCPU (Euro)	12.3	13.0	(5.5%)	12.6	12.7	(0.3%)	5.6%
Brazilian Mobile/Vivo (3)
Customers ('000)	17,521	15,196	15.3%	17,521	15,196	15.3%	3.4%
Market Share (%)	58.5	66.0	(7.5p.p.)	58.5	66.0	(7.5p.p.)	(1.1p.p.)
Net Additions ('000)	712	1,183	(39.9%)	571	679	(15.9%)	307.9%
MOU (min.)	97.1	105.8	(8.2%)	96.5	105.1	(8.1%)	(1.3%)
ARPU (Real)	39.5	41.1	(3.7%)	41.2	41.5	(0.6%)	9.0%
CCPU (2) (Real)	21.0	21.4	(1.7%)	22.4	21.3	5.2%	14.0%
ARPU minus CCPU (Real)	18.5	19.7	(5.9%)	18.9	20.2	(6.6%)	3.7%
PT Multimedia
Homes Passed ('000)	2,423	2,344	3.4%	2,423	2,344	3.4%	0.8%
With interactive capabilities ('000)	2,129	1,803	18.1%	2,129	1,803	18.0%	2.1%
Pay-TV Customers (4) ('000)	1,368	1,231	11.1%	1,368	1,231	11.1%	1.6%
Market Share (%)	84.1	83.4	0.7 p.p.	84.1	83.4	0.7 p.p.	0.3 p.p.
Pay-TV Net Additions ('000)	61.4	71.1	(13.7%)	22.6	44.1	(48.7%)	(41.6%)
Pay to Basic Ratio (%)	72.1	66.6	5.5 p.p.	72.1	66.6	5.5 p.p.	0.2 p.p.
Churn (%)	14.8	16.4	(1.5p.p.)	13.6	14.6	(1.0p.p.)	(2.5p.p.)
Cable Internet Accesses ('000)	180	95	89.5%	180	95	89.5%	10.7%
Pay-TV Blended ARPU (Euro)	23.4	21.0	11.4%	23.5	21.6	8.5%	0.5%
Pay-TV EBITDA Margin (%)	25.6%	17.9%	7.7 p.p.	27.5%	19.6%	7.9 p.p.	3.9 p.p.
Daily Newspaper Circulation ('000)	205.7	191.3	7.5%	202.8	192.7	5.2%	(2.9%)
Lusomundo Advert. Rev. (Euro mn)	33.9	38.1	(11.0%)	19.3	21.0	(7.9%)	32.2%
Cinema Tickets Sold - Portugal (mn)	4.2	4.3	(3.0%)	1.9	2.0	(3.8%)	(14.1%)

Total Customers, of which ('000):	29,362	23,416	25.4%	29,362	23,416	25.4%	15.3%
Broadband (Cable + Retail ADSL)	268	100	167.6%	268	100	167.6%	19.6%
Wireline	5,433	5,196	4.6%	5,433	5,196	4.6%	1.5%
Mobile	22,364	16,863	32.6%	22,364	16,863	32.6%	20.4%

(1) Source: Anacom and TMN. (2) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user. (3) Including six months of TCO. (4) Regarding Pay-TV customers see note of Table 7 of the Appendix.

1. FINANCIAL HIGHLIGHTS

  Operating revenues decreased 0.8% y.o.y. in the second quarter of 2003 compared with an 8.1% decrease in the first quarter. In the first half of 2003 operating revenues amounted to Euro 2,725 million, a 4.5% decrease over the same period last year. Operating revenues were impacted by a 5.6% reduction in the consolidated operating revenues of the wireline business and by the devaluation of the Brazilian Real (R$) of 38% compared with the first half of 2002. Excluding the impact of the devaluation of the Brazilian Real, operating revenues would have increased by 9.2% over the same period last year.

  Operating costs (which include costs of post retirement benefits of Euro 110 million) amounted to Euro 2,118 million, a decrease of 4.9% over the first half of 2002. Excluding post retirement benefit costs, operating costs would have decreased by 6.0%.

  EBITDA decreased 1.7% y.o.y. in the second quarter of 2003 compared with a 6.9% decrease in the first quarter. In the first half of 2003 EBITDA decreased 4.3% to Euro 1,074 million, equivalent to an EBITDA margin of 39.4%, the same as in the first half of 2002. Excluding the impact of the devaluation of the Brazilian Real, EBITDA would have increased by 8.2% over the first half of 2002.

  Operating income decreased 0.4% y.o.y. in the second quarter of 2003 compared with a 3.7% decrease in the first quarter. In the first half of 2003 operating income decreased 2.9% to Euro 607 million, equivalent to an operating margin of 22.3%, an improvement of 0.4 p.p. over the same period last year. Excluding the impact of the devaluation of the Brazilian Real, operating income would have increased by 7.7% over the first half of 2002.

  Net interest expenses amounted to Euro 75 million compared to Euro 81 million in the first half of 2002.

  Net other financial income, which mainly comprises gains from changes in the fair value of certain foreign currency derivatives and a reduction in provisions of certain equity swaps, amounted to Euro 81 million compared to a negative Euro 53 million booked in the first half of 2002.

  Workforce reduction costs, covering 1,445 employees, amounted to Euro 278 million compared to Euro 18 million in the first half of 2002. Staff numbers at the wireline business now stand at 9.7 thousand, of which 9.1 thousand are engaged in the fixed telephone service. The ratio of main lines per employee in the fixed telephone service now stands at 449.

  Net income amounted to Euro 143 million compared to Euro 203 million in the first half of 2002, a decrease of 29.1%. Excluding the impact of the workforce reduction program costs, net income would have amounted to Euro 330 million, an increase of 53.7% over the same period last year.

  Capex decreased 42.5% in the first half of 2003 to Euro 220 million, equivalent to 8.1% of revenues, an improvement of 5.3 p.p. over the same period last year.

  EBITDA minus Capex increased 34.0% y.o.y. in the second quarter of 2003 and compares with a 0.5% decrease in the first quarter. In the first half of 2003 EBITDA minus Capex increased 15.4% to Euro 854 million. Over 79% of PT’s EBITDA minus Capex is generated in Euros by business segments in Portugal.

  Operating cash flow increased 34.5% y.o.y. in the second quarter of 2003 and compares with a 7.0% decrease in the first quarter. In the first half of 2003 operating cash flow increased 10.7% to Euro 708 million. Over 83% of PT’s operating cash flow is generated in Euros by business segments in Portugal.

  PT recorded in the income statement an amount of income taxes of Euro 81 million, which includes the estimate of income taxes for the period amounting to Euro 144 million reduced by the recognition of additional deferred tax assets amounting to Euro 63 million, including Euro 60 million related to tax losses carried forward at PT Multimedia (“PTM”) from previous years. The recognition of these deferred tax assets did not impact net income as PTM recorded extraordinary costs of circa Euro 60 million related mainly with the restructuring of the IDTV business and the digitalization of the network. The estimate of income taxes for the period, amounting to Euro 144 million includes Euro 130 million, which is a non-cash item and was offset against a reduction of the same amount in the deferred tax assets recorded in 2002 relating to tax losses carried forward (Euro 931 million).

  As of June 30, 2003 PT’s net debt stood at Euro 3,975 million and the maturity of the loan portfolio was 4.4 years. The reduction in net debt was achieved on the back of a Euro 294 million free cash flow generation and gains obtained on certain foreign currency derivatives amounting to Euro 50 million, which was offset by the combined negative impacts on net debt of translation effects on US dollar and Real denominated debt amounting to Euro 29 million, the increase in net debt resulting from the consolidation of TCO in Vivo of Euro 52 million and the payment of 2002 dividends totalling Euro 201 million.

  PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,488 million, or Euro 2,276 million at the Real/Euro exchange rate prevailing at the end of June 2003, and is equivalent to 16.5% of PT’s total assets. The assets denominated in Brazilian Reais in PT’s balance sheet as of June 30, 2003 amounted to Euro 4,230 million, equivalent to approximately 30.7% of total assets. Over 94% of this exposure is accounted for by PT’s 50% investment in Vivo.

2. OPERATING HIGHLIGHTS

  In the fixed telephone business, disconnections of main lines decreased by 54.1% in the second quarter of 2003 compared to the same period last year, as a result of the ongoing initiatives aimed at customer retention. Main lines decreased 3.2% to 4.1 million, corresponding to a market share of 95%, whilst ISDN lines remained stable at 20.1% of total equivalent main lines. The number of lines in pre-selection increased to 304 thousand from 302 thousand at the end of June 2002.

  PT has a 92% market share of outgoing fixed traffic. Total voice traffic in minutes decreased 4.8% over the second quarter of 2002. Originated fixed network traffic per line per day decreased 6.2% to 10 minutes and retail traffic increased 0.3%. Domestic fixed-to-fixed traffic decreased 7.2% in the second quarter of 2003 compared to a 17.6% drop in the first half of 2002 and a 7.4% reduction in both the second half of 2002 and in the first quarter of 2003. Measured in terms of minutes per access line, domestic fixed-to-fixed traffic dropped 3.9% over the second quarter of 2002 to 4.0 minutes.

  As of June 30, 2003 more than 160,000 pricing packages including traffic offers had been sold, with 71 thousand being sold during the month of June. Fixed telephone service tariffs were revised as from February at CPI minus 2.75%, equivalent to a decrease of 0.25% in nominal terms. ADSL wholesale connections reached 109 thousand at the end of June 2003, compared with 53 thousand connections at the end of December 2002 and 7 thousand at the end of June 2002.

  In the data & corporate business, Internet capacity sales in the second quarter of 2003 climbed by 209% compared to the same period last year, due to the expansion of ADSL. The number of broadband connections based on the ATM network also rose 104%.

  In the ISP & portals business, active dial-up customers at the end of June 2003 reached 137 thousand, a decline of 17.1% from the end of June 2002, reflecting in great part the migration to broadband. At the end of the second quarter of 2003 there were 87.9 thousand ADSL retail customers compared to 5.0 thousand in June 2002, and corresponding to a market share for PT of approximately 82.3%. In the second quarter of 2003, 26.5 thousand ADSL retail customers were added. The Sapo portal posted 211 million page views (an increase of 15.6% over June 2002) and 2.4 million unique visitors per month in June 2003.

  TMN reinforced its leadership position with a market share of 52.2% of active customers. TMN added 32 thousand new customers during the second quarter of 2003. As of June 30, 2003 TMN had 4.5 million active customers, a growth of 10.7% over the same period last year. Total churn remained stable at 24.1%, equivalent to less than 10% excluding internal migration-based churn.

  TMN’s ARPU in the second quarter of 2003 was Euro 25.2 compared to Euro 26.9 in the second quarter of 2002. This 6.3% reduction in ARPU was mainly due to a reduction in mobile-to-mobile and fixed-to-mobile interconnection fees of 24.3% and 13.8%, respectively, compared to the second quarter of 2002, and lower minutes of usage (MOU’s). ARPU in the second quarter of 2003 posted a 4.7% increase over the first quarter on the back of higher MOU’s and tariff increases of approximately 3% as from May 1, 2003. Minutes of usage per customer in the second quarter of 2003 decreased 7.3% compared to the same period last year to 122 minutes, mainly driven by a fall in MOU’s of the prepaid customer base. In the second quarter MOU’s increased 2.7% over the first quarter of 2003.

  Following the acquisition of TCO, Vivo had 17.5 million customers at the end of June 2003, corresponding to an estimated average market share of approximately 59% in the areas where it operates, notwithstanding the increased competition from new entrants. In the second quarter of 2003, including the consolidation of TCO in the months of May and June, Vivo’s blended average minutes of usage was 97 minutes whilst ARPU was R$ 41. Excluding the impact of TCO, Vivo posted an increase in its client base of 13.6% to 14,190 thousand active customers. MOU’s dropped 8.2% and consequently ARPU dropped 1.5%, reflecting a higher weight of pre-paid in Vivo’s customer mix.

  PTM’s Pay-TV business segment added 22 thousand customers in the second quarter of 2003, totalling 1,368 thousand pay-TV customers at the end of June 2003, an 11.1% increase over the same period last year. The penetration of cable-TV homes-connected to homes passed now stands at 47.8% and the overall pay-to-basic ratio stands at 72.1%. The basic package tariff was increased by approximately 5% as from May 1, 2003 and the premium Sport TV package subscription tariff was increased by 6% as from September 1, 2003. The tariffs of the remaining premium services will be updated in the fourth quarter of 2003. At the end of June 2003 there were 180 thousand cable modem customers compared to 95 thousand in June 2002. Approximately 17 thousand Netcabo (cable modem service) customers were added in the second quarter of 2003. Pay-TV’s blended ARPU climbed 8.5% to Euro 23.5 as a result of a higher penetration of premium services including broadband Internet access.

  Jornal de Notícias, the leading daily Portuguese newspaper, has reinforced its leadership position with a circulation of 103.8 thousand in the second quarter. Diário de Notícias is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content. The tabloid newspaper 24 Horas increased its average circulation by 25.7%.

3. JULY AND AUGUST UPDATE

In the two months following June 2003, PT has reduced net debt by an average of Euro 125 million in each of the two months. This has been achieved on the back of a clear focus on cash flow maximisation and tight financial policies with respect to Capex and working capital, as well as the improvement in EBITDA generation in Vivo, TMN and PTM.

Operating data in July and August continued to post improvements in TMN and PTM underpinned by signs of recovery in the economic environment. The wireline businesses continued to show declining traffic volumes, which is being partially offset by tariff packages and cost cutting.

  In the wireline business:

    Average net disconnections continued to decelerate with the average monthly run rate in the first six months of 10.5 moving to 10.3 in the eight months period to August.

    Total fixed traffic decrease in minutes, which stood at 6.8% in the first half, was 7.8% year-to-date. Excluding Internet, the 4.7% decline posted in June was 5.0% for the year-to-date August.

    Up to August 31, more than 263,000 tariff packages have been sold, 103 thousand of which during the months of July and August. The key benefit of the packages is to transform a larger percentage of the wireline business revenue stream from variable volume based to flat fee pricing as well as to increase the loyalty of the subscriber base.

    ADSL wholesale connections reached 134 thousand, with average net additions of 12.5 thousand in July and August compared to a monthly run-rate of 10.2 thousand in the first six months. Market share is now estimated to be 82%.

  In the domestic mobile business:

    TMN added 125.6 thousand new customers in July and August driven by seasonality and corresponding to a monthly average of 62.8 compared to a run-rate of 13.2 in the first half. TMN’s client base increased to 4,631 thousand active customers, a growth of 11.1% over the same period last year.

    Total churn decreased from 24.1% in June to 23.2% year-to-date, on the back of proactive subscriber management and loyalty plans.

    Notwithstanding the strong pick-up in net additions, average minutes of usage per customer year-to-date climbed to 122 minutes, up from 120 minutes in the first half.

    ARPU rose to Euro 25.4 in the eight month period to August, an increase of 2.8% when compared to the first half ARPU of Euro 24.7.

    CCPU in the eight months to August dropped to Euro 12.2 from Euro 12.4 in the first half and as a result ARPU minus CCPU rose from Euro 12.3 to Euro 13.1 year-to-date.

  In the multimedia business:

    PTM added 20.6 thousand Pay-TV customers per month in July and August, totalling 1,389 thousand customers at the end of August 2003, a 10.8% increase over the same period last year.

    At the end of August there were 191 thousand Netcabo (cable modem) customers, equivalent to an 8.8% penetration of homes passed equipped with interactive capabilities, a 3.1 p.p. improvement over the same period last year.

    Pay-TV’s blended ARPU climbed to Euro 23.5 year-to-date, an increase of 0.5% when compared to the first half ARPU of Euro 23.4.

    EBITDA margin in Pay-TV reached 27.4%, compared to a margin of 25.6% in the first half of 2003.

4. SECOND QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On April 8, 2003 a new nation-wide brand - “Vivo” - was launched for the 50/50 joint venture between Portugal Telecom and Telefónica Móviles for mobile operations in Brazil. Vivo will be a single brand in 19 states and the Brasília federal district covering 86% of Brazil, approximately 7 million square kilometres, and 75% of the Brazilian population, representing 80% of the Brazilian GDP.

  On April 25, 2003 TCP completed the acquisition of a controlling interest in TCO. The price paid for the block of controlling shares was R$ 1,506 million, corresponding to R$ 19.49 per 1,000 common shares acquired. The amount of R$ 308 million was paid on this date to the sellers, and the balance will be paid in instalments pursuant to the terms and conditions of the Final Agreement.

  On June 23, 2003 a new instrumental company, PT Corporate, was created to provide personalized services to the top corporate clients of PT. This company, which is 100% owned by PT, will address the 48 top corporate clients of the Group. PT Corporate will provide to these clients services from all Group divisions, namely wireline, mobile services and information technology services.

  On June 24, 2003 PT’s management announced during its Investor Day the intention to propose to the Board of Directors the submission to shareholders’ approval at the next AGM of a dividend per share relating to 2003 of between Euro 0.20 and Euro 0.22, subject to PT’s financial condition.

  On June 25, 2003 TMN launched the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimizes the current capacities of the GSM-GPRS system. I9 allows for a faster, cheaper and easier access to a wide range of services and content, namely Java games, the three national free to air TV channels, messaging services and, on an exclusive basis, goals from Portuguese league football in video. Content also includes the Pay-TV programming guide and the first m-commerce service in Portugal: the Lusomundo cinema ticketing service.

  On July 7, 2003 PT reached an agreement with Citizens Botswana for the sale of its 50.01% stake in Mascom, for a total consideration of Botswana Pulas 250 million, equivalent to approximately Euro 44 million. The completion of the transaction is subject to regulatory approval and a decision on the exercise of pre-emptive rights by the other minority shareholders. Mascom, which had a net debt of Euro 14.3 million as of March 2003, will no longer be consolidated in PT’s financial statements upon completion of the sale. Accordingly, the total impact of this transaction, net of taxes, in PT’s consolidated net debt is estimated to be approximately Euro 56 million and will be reflected in the third quarter results. Despite the sale, PT expects to continue to provide consulting services to Mascom’s management under the scope of the existing Management Agreement. Under this agreement PT is entitled to receive a quarterly payment of 6% of Mascom’s revenues.

  On July 8, 2003 PT announced the creation of a new advisory body, the Advisory Council with the aim of discussing with management certain key strategic issues facing PT Group. In line with international best practice on corporate governance, the Advisory Council will further enhance the governance model of PT Group.

  On July 20, 2003 PT signed an agreement with SIBS for the acquisition of the remaining 12.5% stake in PT Prime that it does not already own, for Euro 39 million in cash. Under the agreement, SIBS is required to use the proceeds of this sale to purchase PT shares in the market. This transaction is part of the restructuring process of the wireline businesses. The full ownership of PT Prime will allow for greater efficiency in this business segment and better integration and coordination of the wireline businesses in order to capture synergies and achieve cost reductions.

  On July 22, 2003 the Government of Guinea-Bissau unilaterally cancelled the concession contract established with Guiné Telecom to provide public telecommunications services in the country. Guiné Telecom, which is 51% owned by the PT Group and 49% by the Guinea-Bissau State, had been granted a concession since 1989 for a period of 20 years. PT has taken legal actions to resolve this situation, although it does not have any impact on PT’s current financial standing.

5. CONSOLIDATED RESULTS

Operating Revenues

Consolidated operating revenues of PT amounted to Euro 2,725 million, a decrease of 4.5% over the first half of 2002. The breakdown of PT’s consolidated revenues by business segment is as set out below:

CONSOLIDATED OPERATING REVENUES
(Amounts stated in millions of Euro)

	1H03(1)	1H02(2)	Δ y.o.y	2Q03(1)	2Q03(2)	Δ y.o.y	Δ 2Q/1Q03

Wireline	1,072.6	1,135.8	(5.6%)	531.3	560.3	(5.2%)	(1.8%)
Fixed Telephone Service	920.3	992.8	(7.3%)	453.3	489.6	(7.4%)	(2.9%)
Retail	666.2	710.3	(6.2%)	334.2	349.0	(4.2%)	0.7%
Wholesale	161.5	181.1	(10.8%)	74.0	89.3	(17.1%)	(15.5%)
Other	92.5	101.5	(8.8%)	45.1	51.4	(12.2%)	(4.8%)
Data & Corporate	112.4	116.5	(3.5%)	56.8	56.9	(0.2%)	2.2%
ISP & Portals	39.9	26.5	50.7%	21.2	13.8	53.6%	13.0%
Domestic Mobile/TMN	624.6	605.2	3.2%	317.1	304.6	4.1%	3.2%
Brazilian Mobile/Vivo (3)	588.7	734.1	(19.8%)	345.9	374.1	(7.5%)	42.5%
PT Multimedia, of which:	325.8	292.7	11.3%	162.4	140.9	15.3%	(0.6%)
Pay-TV & Cable Internet	204.1	166.8	22.3%	103.2	89.6	15.4%	2.3%
Other	113.2	84.8	33.5%	55.7	43.9	26.9%	(3.2%)

Total	2,724.9	2,852.6	(4.5%)	1,412.5	1,423.8	(0.9%)	7.6%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results of May and June 2003.
(2)	Reflects the full consolidation of TCP.
(3)	Considering a Euro/Real average exchange rate of 3.5399 in the 1H03 and 2.1962 in the 1H02.

Consolidated operating revenues of the wireline businesses amounted to Euro 1,073 million, a decrease of 5.6% over the first half of 2002. The wireline businesses account for 39.4% of PT’s total consolidated operating revenues.

Consolidated operating revenues of the fixed telephone business amounted to Euro 920 million, a decrease of 7.3% over the same period last year mainly due to continued weakness in the Portuguese economy and fixed-to-mobile cannibalization, which resulted in a 4.7% decrease in the total volume of voice traffic compared to the first half of 2002, and also to a significant decrease in wholesale revenues due mainly to lower prices. Operating revenues from retail fixed telephone service dropped 6.2% to Euro 666 million. The breakdown of retail fixed telephone service revenues between subscription charges and traffic was 47.6% and 52.4%, respectively, compared to 44.7% and 55.3% in the first half of 2002. Wholesale revenues decreased 10.8% to Euro 162 million mainly due to a 24.5% average decline in interconnection rates and a 16.8% reduction in leased lines tariffs.

Consolidated operating revenues of the data & corporate business amounted to Euro 112 million, a decrease of 3.5% over the same period last year, due to lower contributions from data communication and systems integration services resulting from increased competition, pricing pressures and a challenging economic environment. Volume growth during the period and significant increases in revenues from broadband, outsourcing and Internet related services was not sufficient to offset the drop in data communications revenues.

Consolidated operating revenues from the ISP & portals business increased to Euro 40 million in the first half of 2003 from Euro 27 million in the first half of 2002. This was driven primarily by a strong take-up of the ADSL service, which had almost 88 thousand customers at the end of June 2003 and accounted for a market share of approximately 82%.

TMN’s consolidated operating revenues rose 3.2% over the first half of 2002 on the back of customer growth (10.7%) and notwithstanding an 8.7% decrease in ARPU. Service revenues were up 4.8% in the first half of 2003 and handset sales were down by 11.9%. Revenues from data services accounted for 8.3% of service revenues, representing a 1.5 p.p improvement over the 6.8% contribution in the first half last year.

The contribution from Vivo to PT’s consolidated operating revenues amounted to Euro 589 million, representing a decrease of 19.8% over the first half of 2002, as a result of the 38.0% devaluation of the Brazilian Real. Vivo’s operating revenues, reported in Brazilian Reais, amounted to R$ 4,168 million, representing an increase of 14.7% over the same period last year. Vivo’s service revenues increased by 9.9% over the same period last year and handset sales were up 47.6%.

PTM’s consolidated operating revenues rose 11.3% to Euro 326 million, on the back of a 22.3% revenue increase at Pay-TV over the first half of 2002. This performance was achieved notwithstanding an 11.0% drop in the advertising revenues of Lusomundo Media.

EBITDA

EBITDA amounted to Euro 1,074 million in the first half of 2003, a 4.3% decrease over the same period last year. This reduction was primarily due to a 38.0% devaluation of the Brazilian Real and a lower contribution of the wireline businesses to total PT Group EBITDA. Excluding the devaluation of the Brazilian Real, EBITDA would have increased by 8.2% as a result of the growth in TMN (Euro 31 million), Vivo (Euro 72 million) and PTM (Euro 22 million).

The EBITDA contribution by business segment is as set out below:

EBITDA CONTRIBUTION BY BUSINESS SEGMENT
(Amounts stated in millions of Euro)

	1H03(1)	1H02(2)	Δ y.o.y	1H03(1)	2Q03(1)	2Q02(2)	Δ y.o.y	Δ 2Q/1Q03
			EBITDA Mg.

Wireline	460.9	501.1	(8.0%)	40.1%	226.1	246.9	(8.4%)	(3.7%)
Excluding PRB (3)	569.8	591.0	(3.6%)	49.6%	281.2	291.9	(3.7%)	(2.6%)
Domestic Mobile/TMN	315.5	284.8	10.8%	44.1%	161.4	137.4	17.5%	4.8%
Brazilian Mobile/Vivo	227.1	294.4	(22.9%)	38.6%	126.9	155.0	(18.1%)	26.6%
PT Multimedia, of which:	56.8	35.0	62.0%	17.4%	29.5	16.3	80.8%	8.0%
Pay-TV & Cable Internet	53.1	31.0	71.1%	25.6%	29.0	18.0	61.1%	20.1%
Other	13.8	7.2	92.2%	n.m.	10.5	8.5	23.4%	n.m.

Total EBITDA	1,074.1	1,122.5	(4.3%)	n.a.	554.4	564.0	(1.7%)	6.7%
EBITDA Margin	39.4%	39.4%	0.0p.p.	n.a.	39.2%	39.6%	(0.4 p.p.)	(0.4 p.p.)

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results of May and June 2003.
(2)	Reflects the full consolidation of TCP.
(3)	Excluding post retirement benefits costs.

Wireline EBITDA in this first half of 2003 amounted to 461 million, an 8.0% reduction over the first half of 2002. Notwithstanding the drop in volumes and a 21.0% rise in post retirement benefits, wireline EBITDA margin in the first half of 2003 was 40.1%. Overall operating costs excluding D&A fell by 4.0% over the first half of 2002. Excluding the cost of post retirement benefits, EBITDA would have decreased by 3.6% (Euro 21 million) over the first half of 2002, whilst operating costs excluding D&A would have fallen by 7.0%. EBITDA margin would have reached 49.6%, a 1.1 p.p. improvement over the first half of 2002. EBITDA minus Capex amounted to Euro 401 million in the first half of 2003, a rise of 13.3% over the same period last year.

TMN’s EBITDA in the first half of 2003 amounted to Euro 316 million, an increase of 10.8% over the first half of 2002 on the back of an increased customer base, lower subscriber acquisition costs and an 11.7% drop of CCPU. EBITDA margin in the period was 44.1%, a 3.9 p.p. improvement over the first half of 2002. EBITDA growth in the second quarter of 2003 over the same period last year was 17.5% whilst EBITDA margin reached 44.5%. EBITDA minus Capex amounted to Euro 244 million in the first half of 2003, a rise of 61.3% over the same period last year.

Vivo’s contribution in Euros to PT’s EBITDA in the first half of 2003 amounted to Euro 227 million, a decrease of 27.0% over the same period last year, due mainly to the 38.0% devaluation of the Brazilian Real in the period. In spite of increased competition, Vivo’s EBITDA margin was 38.6% in the first half of 2003, achieved largely due to lower CCPU, which was down 1.7%. EBITDA growth in the second quarter of 2003 was 11.8% whilst EBITDA margin reached 36.5%, a slight contraction over the first quarter mainly due also to the impact of costs associated with the launching of the new brand. EBITDA minus Capex amounted to R$ 1,314 million in the first half of 2003, a rise of 33.7% over the same period last year.

PTM’s EBITDA amounted to Euro 57 million, an increase of 62.0% over the first half of 2002, and equivalent to a margin of 17.4%, a 5.4 p.p. improvement over the same period last year. EBITDA growth in the second quarter of 2003 was over 80% whilst EBITDA margin reached 18.1%. The Pay-TV business segment posted an EBITDA of Euro 53 million, a rise of 71.1% over the first half of 2002, and an EBITDA margin of 25.6%, a 7.7 p.p. improvement over the same period last year. In the second quarter of 2003 EBITDA margin of Pay-TV business segment reached 27.5%. The media business segment is undergoing significant restructuring and its performance has also been impacted by the contraction of the advertising market; notwithstanding EBITDA amounted to Euro 2 million. The EBITDA of the audiovisuals business segment in the first half of 2003 amounted to Euro 5 million, primarily from the contribution of cinema distribution and exhibition and the sale of DVDs and video games. PTM’s EBITDA minus Capex in the first half of 2003 amounted to Euro 31 million compared to a negative Euro 1 million booked in the same period last year.

Operating Costs

Consolidated operating costs amounted to Euro 2,118 million, a decrease of 4.9% over the first half of 2002 and higher than the 4.5% drop in consolidated operating revenues in the period. The breakdown of consolidated operating costs by nature is as set out below:

CONSOLIDATED OPERATING COSTS
(amounts stated in millions of Euro)

	1H03(1)	1H02(2)	Δ y.o.y	1H03(1)	2Q03(1)	2Q02(2)	Δ y.o.y	Δ 2Q/1Q03
			% of Rev.

Wages and Salaries	348.9	349.0	(0.0%)	12.8%	182.4	181.3	0.6%	9.6%
Post Retirement Benefits	110.1	91.4	20.4%	4.0%	55.6	45.9	21.1%	2.0%
Telecommunication Costs	296.7	329.8	(10.0%)	10.9%	149.1	158.7	(6.0%)	1.0%
Costs of Products Sold	205.5	227.8	(9.8%)	7.5%	113.3	111.5	1.6%	23.0%
Marketing and Publicity	65.4	55.2	18.5%	2.4%	38.1	30.9	23.3%	39.9%
Provision for Receiv.	54.7	90.9	(39.8%)	2.0%	30.2	48.8	(38.1%)	23.5%
G&A	457.6	467.9	(2.2%)	16.8%	234.3	230.9	1.5%	4.9%
D&A	467.5	497.8	(6.1%)	17.2%	239.2	247.9	(3.5%)	4.8%
Other Operating Costs	112.0	118.1	(5.2%)	4.1%	55.1	51.7	6.6%	(3.2%)

Total	2,118.4	2,227.9	(4.9%)	77.7%	1,097.4	1,107.6	(0.9%)	7.5%

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results of May and June 2003.
(2)	Reflects the full consolidation of TCP.

Wages and salaries amounted to Euro 349 million, in line with the first half of 2002, notwithstanding the fact that this cost item was impacted by the in-sourcing of staff from franchised shops of Vivo and the consolidation of PrimeSys as from the second half of 2002. In the case of the wireline businesses, which accounted for 47.5% of the total wages and salaries of PT, wages and salaries fell by 4.6% in the first half of 2002. Overall, wages and salaries currently represent 12.8% of consolidated operating revenues, compared to 12.2% in the first half of 2002.

Post retirement benefits (“PRBs”) increased by Euro 19 million or 20.4% to Euro 110 million. The rise in PRBs was primarily due to the increase in the interest cost component of post retirement benefits, resulting from the increase in unfunded liabilities as of December 31, 2002, which reached Euro 1,990 million, and also to higher charges resulting mainly from the amortization of actuarial losses deferred in previous years as a result of lower returns of pension funds against the 6% return considered in the actuarial studies. Post retirement benefits represent 4.0% of consolidated operating revenues.

Telecommunications costs amounted to Euro 297 million compared to Euro 330 million in the first half of 2002, a decrease of 10.0%, mainly due to lower wireline volumes and lower fixed-to-mobile and mobile-to-mobile interconnection fees. Telecommunications costs represent 10.9% of consolidated operating revenues.

Costs of products sold fell by 9.8% due to lower unit prices and lower sales of terminal equipment (mainly mobile), which dropped 2.4% during the first half of 2003. This cost item represents 7.5% of consolidated operating revenues.

Marketing and publicity costs amounted to Euro 65 million, compared to Euro 55 million in the first half of 2002, equivalent to an 18.5% increase. The growth of marketing and publicity costs was primarily due to the Euro 4 million increase of this cost item at TMN, as a result of increased advertising of new services, namely MMS and I9 – Inove, and at Vivo (Euro 6 million), as a result of the launching of the Vivo brand name as well as the more aggressive promotion of services. This cost item represents 2.4% of consolidated operating revenues.

Provisions for doubtful receivables, inventories and other decreased by 39.8% as a result of higher than expected level of collection of doubtful receivables, which had been provided for in previous years and the effect of the devaluation of the Brazilian Real in relation to the provisions booked by Vivo during the period. This cost item represents 2.0% of consolidated operating revenues.

General and administrative expenses decreased Euro 10 million or 2.2% to Euro 458 million. This cost item represents 16.8% of consolidated operating revenues.

Depreciation and amortization decreased by Euro 30 million or 6.1% to Euro 468 million. This reduction was primarily due to the effect of the devaluation of the Brazilian Real. Depreciation charges exceeded Capex, which amounted to Euro 220 million in the first half of 2003. This cost item represents 17.2% of consolidated operating revenues.

EBIT in the period amounted to Euro 607 million, a decrease of 2.9% over the first half of 2002, equivalent to an operating margin of 22.3%, an improvement of 0.4 p.p. over the first half of 2002. Excluding the devaluation of the Brazilian Real, EBIT would have increased by 7.7% over the first half of 2002 underpinned by an increase in EBITDA of 8.2%.

Net Income

Consolidated net income amounted to Euro 143 million in the first half of 2003, compared to Euro 203 million in the first half of 2002. Excluding curtailment costs, net income for the first half of 2003 would have amounted to Euro 330 million, 53.7% higher than the net income posted in the first half of 2002.

Net interest expense decreased from Euro 81 million in the first half of 2002 to Euro 75 million in the first half of 2003. PT’s average cost of debt in the period was approximately 3.8%.

Net other financial income in the first half of 2003 amounted to Euro 81 million, compared to negative Euro 53 million in the first half of 2002. This caption relates primarily to increases in the fair value of certain foreign currency derivatives that had been previously used for hedging purposes and a reduction in the provision to cover estimated losses on certain equity swaps, as a result of an increase in the underlying share prices during the first half of 2003.

Goodwill amortization in the first half of 2003 amounted to Euro 53 million, a decrease of 30.9% over the same period last year. This decrease is primarily explained by the lower amortization of Vivo’s goodwill in the amount of Euro 25 million, as a result of the impairment charge recorded by PT in year 2002 and the devaluation of the Brazilian Real.

Equity accounting of losses of affiliated companies in the first half of 2003 amounted to Euro 13 million, as compared with Euro 145 million booked in the same period last year. In the first half of 2003, this caption includes PT’s share in the losses of Médi Télécom amounting to Euro 15 million. The significant improvement in this caption over the same period last year (Euro 132 million) is primarily explained by the fact that the investment in Global Telecom, which in year 2002 was recorded by the equity method of accounting, is now being fully consolidated by Vivo and accordingly proportionally consolidated by PT.

Net gains obtained with the sale and disposal of fixed assets amounted to Euro 37 million in the first half of 2003 compared to Euro 2 million in the first half of 2002. These gains include Euro 35 million relating to the sale of a building in Lisbon to PT’s pension funds. The contribution of this asset to the pension funds generated an overall gain of Euro 65 million, but Euro 30 million were deferred over the five years rental contract period.

Curtailment and severance costs associated with the work force reduction programs covering 1,445 employees amounted to Euro 278 million in the first half of 2003, compared to Euro 18 million in the same period last year.

Extraordinary costs amounting to Euro 60 million in the first half of 2003 relate mainly to provisions recorded by PTM in connection with estimated losses on the value of fixed assets related to the restructuring of the IDTV business and the acceleration of the digitalization of the TV cable services. Additionally, this provision also relates to certain liabilities with third parties and losses on financial investments of PTM.

PT recorded in the income statement an amount of income taxes of Euro 81 million, which includes the estimate of income taxes for the period amounting to Euro 144 million reduced by the recognition of additional deferred tax assets of Euro 63 million, which includes Euro 60 million relating to tax losses carried forward at PTM from previous years which based on current prospects the Company believes can be recovered over the next six years. The estimate of income taxes for the period, amounting to Euro 144 million includes Euro 130 million which is a non-cash item and was offset against a reduction of the same amount in the deferred tax assets recorded in 2002 relating to tax losses carried forward (Euro 931 million).

6. CAPEX

Capital expenditure has been falling consistently for the PT Group in line with management’s announced focus on maximizing cash flow. The breakdown of Capex by business segment is as set out below:

CAPEX BY BUSINESS SEGMENT
(Amounts stated in millions of Euro)

	1H03(1)	1H02(2)	Δ y.o.y	1H03(1)	2Q03(1)	2Q02(2)	Δ y.o.y	Δ 2Q/1Q03
			% of Rev.

Wireline	60.0	147.2	(59.3%)	5.2%	32.6	98.3	(66.9%)	18.7%
Domestic Mobile/TMN	71.8	133.7	(46.3%)	10.0%	25.1	65.3	(61.5%)	(46.2%)
Brazilian Mobile/Vivo	41.4	37.6	10.1%	7.0%	19.0	21.0	(9.5%)	(15.2%)
PT Multimedia, of which:	25.6	36.0	(28.9%)	7.8%	9.7	20.8	(53.4%)	(39.0%)
Pay-TV & Cable Internet	21.2	32.2	(34.2%)	10.2%	8.4	17.8	(52.8%)	(34.2%)
Other	21.0	27.5	(23.8%)	n.m.	11.5	18.2	(36.8%)	21.1%

Total	219.8	382.0	(42.5%)	8.1%	97.9	223.6	(56.2%)	(19.7%)

(1)	Reflects the proportional consolidation of 50% of Vivo, including TCO’s results of May and June 2003.
(2)	Reflects the full consolidation of TCP.

Wireline’s Capex in the first half of 2003 decreased 59.3% to Euro 60 million, equivalent to 5.2% of operating revenues.

During the first half of 2003 TMN and Vivo were managed with Capex to revenues ratios of 10.0% and 7.0%, respectively. TMN’s Capex includes Euro 33 million relating to an amount paid to OniWay in connection with an agreement signed in 2002 between that company and the other three Portuguese mobile operators (including TMN). Excluding this investment, TMN’s Capex-to-sales ratio in the first half of 2003 would have been 5.4%.

PTM’s Pay-TV business segment Capex slowdown reflects the fact that most of the investment in rolling out the cable network and in making the network bidirectional is now almost complete.

Overall, PT’s Capex in the first half of 2003 totalled Euro 220 million, equivalent to 8.1% of consolidated revenues. The detail by nature of PT’s Capex in the first half of 2003 is as follows:

Intangible Assets (1)	48.3
Telecommunications Equipment	104.1
Support Equipment	26.1
Other Fixed Assets	41.3

219.8

(1) This investment primarily includes the Euro 33 million relating to the payment to OniWay described above.

7. EBITDA MINUS CAPEX AND OPERATING CASH FLOW

The breakdown of EBITDA minus Capex by business segment is as set out below:

EBITDA minus CAPEX BY BUSINESS SEGMENT
(amounts stated in millions of Euro)

	1H03(1)	1H02(2)	Δ y.o.y	2Q03(1)	2Q02(2)	Δ y.o.y	Δ 2Q/1Q03

Wireline	400.9	353.9	13.3%	193.5	148.5	30.3%	(6.7%)
Excluding PRB (3)	509.8	443.8	14.9%	248.6	193.6	28.4%	(4.8%)
Domestic Mobile/TMN	243.7	151.1	61.3%	136.3	72.1	89.0%	26.9%
Brazilian Mobile/Vivo	185.6	256.8	(27.7%)	107.9	134.0	(19.5%)	38.9%
PT Multimedia, of which:	31.2	(0.9)	n.m.	19.8	(4.5)	n.m.	73.5%
Pay-TV & Cable Internet	32.0	(1.1)	n.m.	20.6	0.2	n.m.	82.2%
Other	(7.0)	(20.4)	(65.7%)	(1.0)	(9.6)	(89.6%)	(83.3%)

Total	854.4	740.5	15.4%	456.5	340.5	34.1%	14.7%

(1) Reflects the proportional consolidation of 50% of Vivo, including TCO’s results of May and June 2003.
(2) Reflects the full consolidation of TCP.
(3) Excluding post retirement benefits costs.

The breakdown of operating cash flow generated in the first half of 2003 is as set out below:

OPERATING CASH FLOW
(amounts stated in millions of Euro)

	1H03	1H02	Δ y.o.y	2Q03	Δ y.o.y	Δ 2Q/1Q03

EBITDA, excluding PRB (1)	1,184.2	1,214.0	(2.4%)	610.0	0.0%	6.2%
Non Current Increase/(Decrease) in Provisions	(5.6)	3.4	n.m.	(1.2)	n.m.	n.m.
Change in Working Capital (EBITDA Related)	(140.3)	(87.7)	60.0%	(110.1)	39.7%	264.4%

Cash Generated from Operations	1,038.4	1,129.7	(8.1%)	498.6	(5.0%)	(7.6%)

Capex	(219.8)	(382.0)	(42.5%)	(97.9)	(56.2%)	(19.7%)
Change in Working Capital (Capex Related)	(110.3)	(107.7)	2.4%	(34.6)	19.6%	(54.3%)

Payments to Fixed Assets Suppliers	(330.0)	(489.6)	(32.6%)	(132.4)	(47.5%)	(33.0%)

Operating Cash Flow	708.3	640.0	10.7%	366.2	34.5%	7.0%

(1) Excluding post retirement benefits costs.

PT generated Euro 708 million of operating cash flow in the first half of 2003, composed of Euro 1,038 million of cash generated by the operations of the Group reduced by Euro 330 million of payments made to fixed assets suppliers.

The investment in working capital during the first half of 2003 amounted to Euro 251 million, as compared to Euro 195 million in the first half of 2002. The increase was mainly due to an EU legal requirement for the reduction of payment terms to suppliers to a maximum period of 60 days and includes Euro 140 million related with the operations of the Group (EBITDA related) and Euro 110 million related with a decrease in the accounts payable to fixed assets suppliers (Capex related). The investment in working capital in the second quarter of 2003 amounted to Euro 145 million, as compared to Euro 106 million in the first quarter, also as a result of the reduction in the payment terms to suppliers.

8. FINANCIAL POSITION AND CONSOLIDATED NET DEBT

Consolidated Balance Sheet

PT’s Balance Sheet is as set out below:

CONSOLIDATED BALANCE SHEET (1)
(amounts stated in millions of Euro)

	June 30, 2003	December 31, 2002

Current Assets	4,648.0	4,850.9
Cash and Short Term Investments	1,817.2	2,276.5
Accounts Receivable, Net	1,701.9	1,470.3
Inventories, Net	132.5	149.8
Deferred Tax Assets (Short Term)	847.8	819.9
Prepaid Expenses and Other Current Assets	148.6	134.4
Investments, net	457.7	376.4
Fixed Assets, net	4,449.8	4,575.8
Intangible Assets, net	3,363.9	2,968.7
Deferred Tax Assets (Medium and Long Term)	806.3	877.3
Others	86.0	77.0

Total Assets	13,811.7	13,726.1

Current Liabilities	2,967.7	2,958.0
Short Term Debt	1,071.3	1,094.4
Accounts Payable	1,013.7	1,113.1
Accrued Expenses	491.9	460.2
Taxes Payable	104.4	71.1
Deferred Income	248.4	175.1
Deferred Tax Liabilities (Short Term)	38.0	44.2
Medium and Long Term Debt	4,721.2	5,219.1
Accrued Post Retirement Liability	1,246.2	1,061.5
Deferred Tax Liabilities (Medium and Long Term)	363.3	359.0
Provisions for other risks and charges	407.9	439.2
Others	118.9	130.8
Total Liabilities	9,825.2	10,167.6
Minority Interests	684.8	447.2
Total Shareholders' Equity	3,301.7	3,111.3

Total Liab. and Shareholders' Equity	13,811.7	13,726.1

Intangible Assets as a % of Total Assets	24.4%	21.6%
Intangible Assets as a % of Shareholders’ Equity	101.9%	95.4%

(1) Proportionally consolidating 50% of assets and liabilities of Vivo.

PT’s equity to total assets ratio increased from 22.7% on December 31, 2002 to 23.9% on June 30, 2003. The equity plus long term debt to total assets ratio decreased from 60.7% to 58.1%.

PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,488 million (Euro 2,276 million at the Real/Euro exchange rate prevailing at the end of June 2003). The assets denominated in Brazilian Reais in PT’s balance sheet as of June 30, 2003 amounted to Euro 4,230 million, equivalent to approximately 30.6% of total assets. Over 94% of PT’s exposure to Brazil is accounted for by the PT’s 50% investment in Vivo.

The increase in the accrued post retirement liability during the first half of 2003 amounting to Euro 185 million relates to the following items: (1) recording of curtailment costs of Euro 213 million relating to work force reductions covering 1,445 employees; (2) recording of costs of post retirement benefits for the period amounting to Euro 96 million; and (3) payments to the pension funds, pre-retired employees and to PT ACS (healthcare) totalling Euro 125 million leading to a reduction of the same amount in this accrual.

Shareholders’ Equity

As of June 30, 2003, shareholders' equity amounted to Euro 3,302 million, an increase of Euro 190 million over December 31, 2002, resulting from the net income generated during the period of Euro 143 million and to the positive translation adjustments of Euro 244 million due to the improvement of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.7124 at year end 2002 compared to Euro/R$ 3.2887 at the end of June 2003), reduced by the distribution of dividends related to year 2002 amounting to Euro 201 million.

Consolidated Net Debt

The breakdown of PT’s consolidated net debt as of June 30, 2003 is as set out below:

CONSOLIDATED NET DEBT (1)
(amounts stated in millions of Euro)

	June 30, 2003	December 31, 2002	Δ

Short Term	1,071.3	1,094.4	(2.1%)
Convertible Bonds	450.5	-	n.a.
Bond Loans	-	285.1	n.a.
Bank Loans	433.4	257.3	68.4%
Other Loans	187.4	551.9	(66.1%)
Medium and long term	4,721.2	5,219.1	(9.5%)
Convertible Bonds	550.0	1,059.0	(48.1%)
Bond Loans	2,724.7	2,724.7	(0.0%)
Bank Loans	1,317.5	1,289.8	2.1%
Other Loans	129.0	145.5	(11.4%)

Total Indebtedness	5,792.5	6,313.5	(8.3%)
Cash and Short Term-Investments	1,817.2	2,276.5	(20.2%)

Net Debt	3,975.3	4,037.0	(1.5%)

Shareholders Loans to TCP/Vivo	644.4	765.8	(15.8%)

(1) Proportionally consolidating 50% of assets and liabilities of Vivo.

PT’s consolidated net debt as of June 30, 2003 amounted to Euro 3,975 million, a decrease of Euro 62 million compared to year end 2002. This debt reduction was achieved on the back of a Euro 294 million free cash flow generation, gains obtained on certain foreign currency derivatives amounting to Euro 50 million, the negative impact of translation effects on US dollar and Real denominated debt amounting to Euro 29 million, the negative impacts of the consolidation of TCO in Vivo of Euro 52 million and the payment of dividends related to year 2002 totalling Euro 201 million.

The net debt change in the first half of 2003 is as set out below:

NET DEBT CHANGE DURING THE FIRST HALF OF 2003
(Amounts stated in millions of Euro)

Net Debt end of 2002	4,037.0

Operating Cash Flow	708.3
Interest paid	(153.7)
Acquisitions of financial investments (1)	(119.9)
Contributions to the pension funds and payments to pre-retired and suspended employees	(105.8)
Income taxes paid by certain subsidiaries	(34.6)
Other cash movements	(0.6)
Free Cash Flow	293.7
Gains on certain foreign currency derivatives	49.6
Translation effects of US dollar and Real denominated debt	(29.2)
Impact of TCO consolidation	(51.7)
Dividends paid	(200.7)

Net Debt Reduction	61.7

Net Debt end of June 2003	3,975.3

Δ Net Debt	(1.5%)

(1) This caption includes basically the following items: (i) the initial payment for the acquisition of TCO amounting to Euro 59 million; (ii) Euro 27 million related with acquisitions of PTM shares; and Euro 21 million related to advances made to Médi Télécom for a share capital increase.

As of June 30, 2003, 81.5% of PT’s total indebtedness is medium and long term as a result of the refinancing undertaken throughout 2001. As of June 30, 2003, 99.2% of PT’s consolidated net debt was at fixed rates and 82.5% was denominated in Euros, 4.6% in US Dollars and 12.2% in Brazilian Reais. All of the debt of PT’s Brazilian subsidiaries is either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first half of 2003 was 3.8%. The average maturity of PT’s loan portfolio is currently 4.4 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 142 million has been drawn down as of June 30, 2003. The net debt maturity profile of PT as of June 30, 2003, was as set out below:

NET DEBT MATURITY PROFILE
(Amounts stated in millions of Euro)

Maturity	Net Debt	Notes

2H 2003	(1,045.7)	Net Cash position
1H 2004	614.8	Includes an Euro 450 million Exchangeable Bond issued in Jun. 1999
2H 2004	215.8	Includes an Euro 125 million domestic Bond issued in Nov. 1997
2005	1,266.1	Includes an Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,494.0	Includes an Euro 471 million Exchangeable Bond issued in Dec. 2001
		and an Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	129.8
2008	138.1
2009	951.6	Includes an Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	74.4
2011	65.0
2012	43.9
2013	27.5

Total	3,975.3

(1) These amounts are net of the nominal value of outstanding Eurobonds and Exchangeable Bonds held by PT as marketable securities.

Based on current market and business conditions, PT has no refinancing requirements for the second half of year 2003.

PT also continues to hold as marketable securities certain of its outstanding Eurobonds and Exchangeable Bonds. As of June 30, 2003 PT holds 2,51%, 10,05% and 12,05% of its 2005, 2006 and 2009 Eurobonds, respectively, and also Euro 79 million of its 2006 Exchangeable Bond. These bonds, which have a nominal value of Euro 315 million, were acquired for a total amount of Euro 303 million.

PT’s gearing ratio (Net Debt/(Net Debt+Equity)) as of June 30, 2003 decreased to 54.6% compared to 56.5% at the end of year 2002. The net debt to annualised EBITDA ratio as of June 30, 2003 was 1.9 times and the EBITDA cover was 14.4 times.

9. EMPLOYEES

At the end of June 2003, PT had 23,400 employees. The breakdown of PT’s employees by business segment is as set out below:

EMPLOYEES AND PRODUCTIVITY RATIOS

	1H03	FY2002	Change	Δ

Wireline	9,693	11,183	(1,490)	(13.3%)
Domestic Mobile/TMN	1,119	1,192	(73)	(6.1%)
Brazilian Mobile/Vivo	3,420	2,063	1,357	65.8%
PT Multimedia, of which:	2,731	2,903	(172)	(5.9%)
Pay-TV & Cable Internet	648	764	(116)	(15.2%)
Other (1)	6,437	5,768	669	11.6%

Total Group Employees	23,400	23,109	291	1.3%

Domestic Market	15,064	16,893	(1,829)	(10.8%)
International Market	8,336	6,216	2,120	34.1%

Fixed Main Lines per Employee (2) – Portugal	449	403	46	11.4%

Cards per Employee
TMN	4,026	3,713	313	8.4%
Vivo	5,123	8,148	(3,025)	(37.1%)

(1) The increase in this caption results basically from employees working in call center operations in Brazil which were outsourced externally in previous years.
(2) Fixed main lines per employee of the fixed telephone service.

The number of staff employed by PT in its Portuguese businesses decreased by 1,829 employees or 10.8% over the end of 2002. The staff reduction in PT’s wireline businesses primarily related to a reduction of 1,445 employees through the workforce reduction program. The significant increase in staff in PT’s Brazilian businesses relates principally to the increase in temporary call centre staff members.

10. BUSINESS PERFORMANCE

Business Segments

PT’s financial results by business segment reflect certain changes to its reportable segments made in the first half of 2003, as compared to previous years, in line with management’s current view of PT’s businesses. PT’s results by business segment for prior periods have been restated to reflect these changes. PT’s business segments are now the following:

- Wireline Businesses, which comprise:
          Fixed Telephone Business – PT Comunicações (“PTC”)
          Data and Corporate Business – PT Prime (plus Tradecom)
          ISP and Portals – PTM.com
- Domestic Mobile – TMN
- Brazilian Mobile – Vivo
- Multimedia – PTM, which comprise:
          Pay-TV and Cable Internet – TV Cabo (plus TV Cabo Audiovisuais)
          Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas
          Media – Lusomundo Media
          Other Multimedia Operations – PTM holding company
- Other – Other businesses, PT holding company and instrumental companies

The main changes in PT’s reportable segments were the following:

  Definition of a Wireline reportable segment including PTC and PT Prime, which in 2002 were reported as separate reportable segments, and also PTM.com which in 2002 was included in the Multimedia reportable segment up to September 30, 2002;

  In the Brazilian Mobile reportable segment, replacement of 100% of TCP’s results by the proportional consolidation of 50% of Vivo, following the incorporation of the 50/50 joint-venture with Telefónica at the end of 2002;

  In the Multimedia reportable segment: (i) exclusion of the results of PTM.com (which are now included in the Wireline reportable segment as described above); and (ii) inclusion of TV Cabo Audiovisuais in the Pay-TV and Cable Internet sub-segment, which were previously included in Other Multimedia Operations.

Contributions by Business Segment

In the second quarter of 2003 the contribution by business segment for PT Group’s operating revenues, EBITDA, Capex and EBITDA minus Capex was as follows:

CONTRIBUTION BY BUSINESS SEGMENT

2Q03	Revenues (1)		EBITDA		Capex		EBITDA - Capex

	Euro mn	% of Total	Euro mn	% of Total	Euro mn	% of Total	Euro mn	% of Total

Wireline	531.3	37.6%	226.1	40.8%	32.6	33.3%	193.5	42.4%
Excluding PRB (2)	531.3	37.6%	281.2	46.1%	32.6	33.3%	248.6	48.6%
Domestic Mobile/TMN	317.1	22.5%	161.4	29.1%	25.1	25.7%	136.3	29.9%
Brazilian Mobile/Vivo (3)	345.9	24.5%	126.9	22.9%	19.0	19.4%	107.9	23.6%
PT Multimedia, of which:	162.4	11.5%	29.5	5.3%	9.7	9.9%	19.8	4.3%
Pay-TV & Cable Internet	103.2	7.3%	29.0	5.2%	8.4	8.6%	20.6	4.5%
Other	55.7	3.9%	10.5	1.9%	11.5	11.8%	(1.0)	(0.2%)

Total	1,412.5	100%	554.4	100%	97.9	100%	456.5	100%

(1)   Revenues are consolidated and therefore adjusted for intra-group transactions.
(2)   Excluding post retirement benefits costs.
(3)   The Δ y.o.y was calculated using the 2002 results considering the full consolidation of TCP.

The analysis by business segment is as set out below and has been based on non-consolidated revenues.

Wireline Businesses

(Euro million)	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Operating Revenues	1,149.3	1,218.2	(5.7%)	566.1	604.9	(6.4%)	(3.0%)
EBITDA	460.9	501.1	(8.0%)	226.1	246.9	(8.4%)	(3.7%)
Excluding PRB (1)	569.8	591.0	(3.6%)	281.2	291.9	(3.7%)	(2.6%)
EBITDA Margin	40.1%	41.1%	(1.0 p.p.)	39.9%	40.8%	(0.9 p.p.)	(0.3 p.p.)
Excluding PRB (1)	49.6%	48.5%	1.1p.p.	49.7%	48.3%	1.4p.p.	0.2p.p.
Capex	60.0	147.2	(59.3%)	32.6	98.3	(66.9%)	18.7%
EBITDA minus Capex	400.9	353.9	13.3%	193.5	148.5	30.3%	(6.7%)
Excluding PRB (1)	509.8	443.8	14.9%	248.6	193.6	28.4%	(4.8%)
Capex as % of Revenues	5.2%	12.1%	(6.9 p.p.)	5.8%	16.3%	(10.5 p.p.)	1.0 p.p.

(1) Excluding post retirement benefits costs.
More detailed financial information is set out in Table 4 of the Appendix.

Operating revenues of the wireline business amounted to Euro 566 million in the second quarter of 2003, a decrease of 6.4% compared to the same period last year, mainly impacted by continued weakness in the Portuguese economy and fixed to mobile cannibalization. In the second quarter of 2003, operating revenues decreased 3.0% compared to the first quarter of this year.

EBITDA in the second quarter of 2003 decreased 8.4% to Euro 226 million, equivalent to an EBITDA margin of 39.9% and corresponding to a 0.9 p.p. decrease over the same period last year. Excluding the cost of post retirement benefits, EBITDA would have decreased by 3.7% (Euro 11 million) and EBITDA margin would have reached 49.7%, a 1.4 p.p. improvement over the second quarter of 2002.

The workforce reduction program was accelerated in the second quarter and 1,000 employees were laid off. At the end of June 2003 the number of employees in the wireline business was 9.7 thousand, corresponding to 449 main lines per employee in the fixed telephone business.

Capex dropped 66.9% to Euro 33 million in the second quarter of 2003, equivalent to 5.8% of operating revenues, whilst maintaining the development of wireline infrastructures with state of the art technologies. Quality of service in the second quarter of 2003 has been maintained with a call completion rate of 99.99% and 2.0 faults per 100 access lines.

EBITDA minus Capex in the second quarter of 2003 amounted to Euro 194 million, a 30.3% increase over the same period last year.

Fixed Telephone Business

	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Operating Data
Telephone Main Lines ('000)	4,080	4,214	(3.2%)	4,080	4,214	(3.2%)	(0.5%)
Market Share (%)	94.6	96.4	(1.8 p.p.)	94.6	96.4	(1.8 p.p.)	(0.1 p.p.)
Net Disconnections ('000)	63.1	86.7	(27.2%)	18.7	40.7	(54.1%)	(57.9%)
ADSL – Retail ('000)	87.9	5.0	n.m.	87.9	5.0	n.m.	43.2%
Market Share (%)	82.3	75.7	6.6p.p.	82.3	75.7	6.6p.p.	1.6p.p.
Voice Traffic (mn min.)	6,318	6,630	(4.7%)	3,163	3,321	(4.8%)	0.2%
F2F Domestic Traffic (mn min.)	3,003	3,240	(7.3%)	1,475	1,589	(7.2%)	(3.4%)
Mkt Share of Outgoing Traff. (%)	92.0	92.4	(0.4 p.p.)	91.8	92.4	(0.6 p.p.)	(0.5 p.p.)
Telephony ARPU (Euro)	32.5	34.0	(4.4%)	32.1	34.0	(5.5%)	(2.2%)
Employees (no.)	9,693	11,416	(15.1%)	9,693	11,416	(15.1%)	(9.6%)
Call Completion Rate (%)	99.85	99.86	(0.0 p.p.)	100.0	99.9	0.1 p.p.	0.1 p.p.
Faults per 100 Access Lines (no.)	4.9	4.4	11.4%	2.0	2.0	0.0%	(31.0%)

More detailed operating information is set out in Table 5 of the Appendix.

At the end of June 2003 PT has successfully maintained a 92.0% market share of total minutes of outgoing traffic and a 94.6% market share of access lines. We believe this performance has been achieved as a result of a successful customer retention and recovery strategy based on product differentiation, competitive offers in terms of pricing, innovation, CRM and quality of service.

The number of access lines in pre-selection increased to 304 thousand from 302 thousand in the first half of 2002. Notwithstanding, and after three years of full liberalization, PT has consistently gained back market share of indirect access traffic, namely in domestic long distance and international calls and currently estimates to have a market share of approximately 85%. At the end of June 2003 local and regional traffic market shares were 89% and 85%, respectively.

PT has updated its fixed telephone service tariffs as from February 21, 2003, with a line rental increase of 3.8% and decreases of 10.7% and 15.2% in regional and in domestic long distance calls, respectively. This corresponds to an annualized price basket decrease of 0.25%, thus fully complying with the 2003 price cap of CPI-2.75%, assuming a 2.5% inflation rate as per the Portuguese State Budget. The price cap was agreed within the current Universal Service Pricing Convention. These changes in tariffs have represented a further rebalancing of fixed telephony’s prices and therefore enhancing PT’s competitive position in the domestic market.

New interconnection tariffs were introduced as from March 1, 2003. Compared to the first half of 2002, interconnection fees decreased 22.9% for call termination, 26.9% for call origination and 15.6% for transit, now at levels close to the European averages. Tariffs of wholesale leased lines were also changed representing an overall average decrease of the leased lines wholesale price basket of 16.8% compared to the first half of 2002.

ADSL wholesale service has increased significantly with 109 thousand ADSL connections at the end of June 2003, compared with 53 thousand connections at the end of 2002 and 7 thousand at the end of June 2002. PT’s subsidiaries accounted for an 82.3% market share of the ADSL retail market at the end of June 2003.

In the second quarter of 2003 the number of access lines in service decreased 3.2%, as compared to the same period last year, to 4.1 million lines. Net disconnections stood at 19 thousand, an improvement of 54.1% over second quarter of 2002, reflecting an increased focus towards customer retention. ISDN penetration continued to increase to 20.1% of total equivalent main lines, whilst voice mail boxes penetration stood at 29.0%.

TRAFFIC BREAKDOWN

(in millions of minutes, except *)	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Total Traffic, of which:	9,416	10,106	(6.8%)	4,646	5,061	(8.2%)	(2.6%)
Voice Traffic	6,318	6,630	(4.7%)	3,163	3,321	(4.8%)	0.2%
Retail	4,079	4,043	0.9%	2,026	2,019	0.3%	(1.3%)
F2F Domestic	3,003	3,240	(7.3%)	1,475	1,589	(7.2%)	(3.4%)
Local	1,829	2,037	(10.2%)	894	993	(9.9%)	(4.4%)
Regional	554	610	(9.1%)	271	300	(9.8%)	(4.5%)
DLD	465	492	(5.6%)	231	244	(5.5%)	(1.4%)
Other	155	100	54.4%	80	52	52.8%	7.0%
F2M	517	560	(7.7%)	261	283	(7.7%)	2.0%
Other	367	43	761.2%	192	43	351.7%	10.3%
International	192	200	(4.1%)	97	104	(6.9%)	2.2%
Wholesale, of which:	5,337	6,064	(12.0%)	2,620	3,042	(13.9%)	(3.6%)
Internet	2,804	3,443	(18.6%)	1,334	1,724	(22.6%)	(9.2%)

Orig. Traffic on the Fixed Network	7,630	8,271	(7.7%)	3,741	4,127	(9.4%)	(3.8%)
Orig. Traffic/Access/Day * (min.)	10.3	10.7	(4.3%)	10.0	10.7	(6.2%)	(4.2%)
F2F Domestic/Access/Day * (min.)	4.0	4.2	(3.9%)	4.0	4.1	(3.9%)	(3.8%)

Total voice traffic in minutes decreased 4.8% over the second quarter of 2002 mainly due to mobile substitution and a more challenging economic environment. Voice traffic increased 0.2% when compared to the first quarter of 2003.

In the second quarter of 2003 retail traffic increased 0.3% y.o.y.. Domestic fixed-to-fixed traffic decreased 7.2% y.o.y. in the second quarter of 2003 compared to a 17.6% drop in the first half of 2002 and a 7.4% reduction in both the second half of 2002 and the first quarter of 2003. Minutes of usage of originated traffic per line per day in the second quarter of 2003 decreased 6.2% to 10 minutes. Measured in terms of minutes per access line, domestic fixed-to-fixed traffic dropped 3.9% over the second quarter of 2002 to 4.0 minutes.

Wholesale traffic posted a 13.9% drop in the second quarter of 2003 y.o.y. impacted by a significant Internet access traffic drop of 22.6%, in great part due to the migration of heavy users to the broadband service, and a greater number of competitors using their own infrastructures.

Operating revenues amounted to Euro 529 million in the second quarter of 2003, a decrease of Euro 42 million or 7.4% over the same period last year. ARPU in the second quarter of 2003 was Euro 32.1 representing a 5.5% decrease over the Euro 34.0 posted in the second quarter of 2002, reflecting lower usage and price decreases mainly in domestic long distance and interconnection.

In addition to the new wave of cost rationalization, several initiatives have been launched as part of an ongoing effort to “reinvent” the fixed telephone business and aimed at improving customer retention and loyalty, increasing usage of the fixed network, enhancing market competitiveness and upgrading the value proposition of the service to customers. These initiatives are being carried out under a program of “Fixed Line Business Reinvention” which includes several new pricing and traffic packages, terminal equipment with new features, including SMS, and aggressive promotion of ADSL.

As of June 30, 2003 more than 160,000 of fixed telephone customers have signed up to traffic packages, 71 thousand of which during the month of June. The SMS enabled handsets now stand at 50,000.

Data & Corporate Business

	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Operating Data
Data Comm. Accesses ('000)	35.9	35.8	0.1%	35.9	35.8	0.1%	1.6%
Data Comm. Capacity ('000)	565.6	477.7	18.4%	565.6	477.7	18.4%	10.2%
Corp. WEB Capacity Sold (Mbps)	1,620.1	524.1	209.1%	1,620.1	524.1	209.1%	37.2%

More detailed operating information is set out in Table 5 of the Appendix.

PT has currently a market share of more than 80% in the corporate data and integrated solutions market in Portugal.

In this business segment, Internet capacity sales climbed by 209% in the second quarter of 2003, compared to the same period last year, due to the expansion of ADSL. The number of broadband connections based on the ATM network rose 104%. Data communications capacity climbed 18.4% and frame relay accesses increased 10.5%. Leased lines capacity to end-users increased 6.8% and leased line digital capacity reached 92.4% of the total leased line capacity.

Operating revenues amounted to Euro 73 million in the second quarter of 2003, corresponding to a 5.4% increase over the second quarter of 2002, despite increased competition and continued pricing pressure.

ISP & Portals

	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Operating Data
ADSL customers ('000)	87.9	5.0	n.m.	87.9	5.0	n.m.	43.2%
Dial-up Active Subscribers ('000)	136.6	164.8	(17.1%)	136.6	164.8	(17.1%)	(9.0%)
Dial-up Traffic (mn hours)	13.3	17.1	(22.1%)	6.2	8.5	(27.1%)	(12.2%)

More detailed operating information is set out in Table 5 of the Appendix.

Active dial-up customers at the end of June 2003 reached 137 thousand, a decline of 17.1% over the same period last year, reflecting the strong growth of ADSL. The dial-up customer base generated 6.2 million hours of Internet traffic during the second quarter of 2003. PT’s Sapo portal posted 211 million page views, an increase of 15.6% over June 2002, and 2.4 million unique visitors per month in June 2003.

At the end of June 2003 there were 87.9 thousand ADSL retail customers compared to 5.0 thousand in the same period last year and corresponding to a market share of 82.3%. In the second quarter of 2003 PT added 26.5 thousand retail ADSL customers. PT is strongly promoting a bundle offer called “PT 1ª Vez ADSL” comprising a fixed line access for ADSL aimed at customers that do not have a fixed line access.

Operating revenues amounted to Euro 26 million in the second quarter of 2003, an increase of 41.9% over the same period last year

PT’s Mobile Businesses

PT’s key mobile assets include TMN in Portugal and 50% of Vivo in Brazil, the joint venture between Portugal Telecom and Telefónica Móviles for mobile services in Brazil. As of June 30, 2003, these mobile businesses covered approximately 110 million inhabitants and had 22.4 million customers, equivalent to 76.2% of PT’s total subscriber base. In the second quarter of 2003 mobile businesses accounted for 47.0% of PT’s consolidated operating revenues, 52.0% of Group EBITDA and 53.5% of EBITDA minus Capex.

Domestic Mobile - TMN

	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Financials (Euro million)
Operating Revenues	715.1	708.7	0.9%	362.4	356.3	1.7%	2.7%
Service Revenues	661.0	645.5	2.4%	339.9	325.2	4.5%	5.8%
Handset Sales	54.1	63.2	(14.4%)	22.5	31.1	(27.5%)	(28.8%)
EBITDA	315.5	284.8	10.8%	161.4	137.4	17.5%	4.8%
EBITDA Margin	44.1%	40.2%	3.9 p.p.	44.5%	38.6%	5.9 p.p.	0.9 p.p.
Capex	71.8	133.7	(46.3%)	25.1	65.3	(61.5%)	(46.2%)
EBITDA minus Capex	243.7	151.1	61.3%	136.3	72.1	89.0%	26.9%
Capex as % of Revenues	10.0%	18.9%	(8.8 p.p.)	6.9%	18.3%	(11.4 p.p.)	(6.3 p.p.)

Operating Data
Active Customers ('000)	4,505	4,070	10.7%	4,505	4,070	10.7%	0.7%
Market Share (1) (%)	52.2	50.1	2.1 p.p.	52.2	50.1	2.1 p.p.	0.1 p.p.
Net Additions ('000)	79	165	(51.8%)	32	88	(63.6%)	(32.9%)
Total Churn (%)	24.1	25.3	(1.2 p.p.)	24.1	25.3	(1.2 p.p.)	(0.6 p.p.)
MOU (min.)	120.0	129.5	(7.3%)	121.6	131.2	(7.3%)	2.7%
ARPU (Euro)	24.7	27.0	(8.7%)	25.2	26.9	(6.3%)	4.7%
Data as % of Serv. Rev. (%)	8.3	6.8	1.5 p.p.	8.1	6.9	1.2 p.p.	(0.4 p.p.)
SAC (Euro)	72.1	74.7	(3.5%)	79.5	75.5	5.2%	21.4%
CCPU (2) (Euro)	12.4	14.0	(11.7%)	12.6	14.2	(11.6%)	3.8%
ARPU minus CCPU (Euro)	12.3	13.0	(5.5%)	12.6	12.7	(0.3%)	5.6%

More detailed financial and operational information is set out in Table 6 of the Appendix.
(1) Source: Anacom and TMN.
(2) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

The mobile market in Portugal posted a 6.3% growth in customers in the last twelve months, totalling 8.61 million active customers at the end of June, equivalent to a penetration rate of 83.5%. TMN reinforced its market leadership with 52.2% of active customers.

TMN had 4.5 million active customers as of June 30, 2003, a 10.7% increase over the same period last year. TMN added 32 thousand customers in the second quarter of 2003. The increased focus on customer loyalty and customer retention led to a 23.0% increase in the number of customer upgrades, which totalled 70 thousand in second quarter of 2003.

Whilst total churn remained stable at 24.1% (less than 10% excluding internal churn), the average MOU’s in the second quarter of 2003 posted a 7.3% decrease to 122 minutes, compared to 131 minutes in the same period of 2002. In the second quarter MOU’s increased 2.7% over the first quarter of 2003. The number of SMS messages in the second quarter of 2003 increased 15.8% to 331 million, corresponding to approximately 52 messages per month per active SMS user. The number of active SMS users reached 46.4% of the total customer base, a 2.5 p.p. improvement over the same period last year.

MMS activated handsets at the end of June 2003 stood at 14 thousand. Video services based on MMS were recently launched. TMN also continued to upgrade its product portfolio and differentiation against competition with the launch of new services, like “Kolmi”, a pre-defined message to ask for a reply call. The number of GPRS handsets reached 256 thousand and 20.8% are active users.

In June 2003 TMN launched the multimedia mobile portal I9 - Inove. This is an innovative and user-friendly mobile product that optimizes the current capacities of the GSM-GPRS system. I9 allows for a faster, cheaper and easier access to a wide range of services and content, namely Java games, the three national free to air TV channels, messaging services and, on an exclusive basis, goals from Portuguese league football in video. Content also includes PTM’s Pay-TV programming guide and the first m-commerce service in Portugal, the Lusomundo cinema ticketing service.

_______________________
1 Source: ANACOM.

ARPU in the second quarter of 2003 was Euro 25.2 compared to Euro 26.9 in the second quarter of 2002, equivalent to a 6.3% reduction. The interconnect bill posted a 13.8% drop as a result of the 24.3% and 13.8% cuts in mobile-to-mobile and fixed-to-mobile interconnection fees, respectively, compared to the second quarter of 2002. The average customer bill decreased 3.1% to Euro 18.3 due to the reduction in the average minutes of usage. ARPU in the second quarter posted a 4.7% increase over the first quarter of this year to Euro 25.2.

Operating revenues of TMN in the second quarter of 2003 increased 1.7% y.o.y. to Euro 362 million. Service revenues increased 4.5% whilst revenues from handset sales decreased 27.5%. Revenues from data services, namely SMS and WAP services, accounted for 8.1% of service revenues in the second quarter of 2003, a 1.2 p.p. improvement over the second quarter of 2002.

TMN increased its tariffs across the board by approximately 3% as from May 1, 2003. SMS services tariffs increased 2.4%, but the tariffs of remaining data services including WAP, GPRS and MMS remained unchanged.

CCPU dropped 11.6% in the second quarter of 2003 to Euro 12.6, compared to the same period of 2002, reflecting cost control initiatives. ARPU minus CCPU in the second quarter of 2003 was Euro 12.6, a 0.3% decrease over the same period last year.

EBITDA amounted to Euro 161 million, a 17.5% increase over the second quarter of 2002, equivalent to an EBITDA margin of 44.5% representing a 5.9 p.p. improvement over the same period last year.

Capex in the second quarter of 2003 totalled Euro 25 million, a 61.5% drop over the second quarter of 2002 and equivalent to 6.9% of revenues, an 11.4 p.p. decrease over the same period last year. Capex was mainly directed towards expansion of network capacity and coverage, improvement of quality of service and customer care.

EBITDA minus Capex amounted to Euro 136 million, an 89.0% increase over the second quarter of 2002.

TMN had 1,119 employees at the end June 2003 and 4,026 customers per employee, representing a 19.4% improvement over the same period of 2002.

Brazilian Mobile – Vivo

100% of Vivo	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Financials (1) (Real million)
Operating Revenues	4,167.9	3,632.4	14.7%	2,350.1	2,014.5	16.7%	29.3%
EBITDA	1,607.5	1,365.7	17.7%	857.4	767.0	11.8%	14.3%
EBITDA Margin	38.6%	37.6%	1.0 p.p.	36.5%	38.1%	(1.6 p.p.)	(4.8 p.p.)
Capex	293.4	382.6	(23.3%)	128.8	248.9	(48.3%)	(21.8%)
EBITDA minus Capex	1,314.2	983.1	33.7%	728.6	518.1	40.6%	24.4%
Capex as % of Revenues	7.0%	10.5%	(3.5 p.p.)	5.5%	12.4%	(6.9 p.p.)	(3.6 p.p.)

Operating Data (2)
Customers ('000)	17,521	15,196	15.3%	17,521	15,196	15.3%	3.4%
Market Share (%)	58.5	66.0	(7.5 p.p.)	58.5	66.0	(7.5 p.p.)	(1.1 p.p.)
Net Additions ('000)	712	1,183	(39.9%)	571	679	(15.9%)	307.9%
MOU (minutes)	97.1	105.8	(8.2%)	96.5	105.1	(8.1%)	(1.3%)
ARPU (Real)	39.5	41.1	(3.7%)	41.2	41.5	(0.6%)	9.0%
CCPU (3) (Real)	21.0	21.4	(1.7%)	22.4	21.3	5.2%	14.0%
ARPU minus CCPU (Real)	18.5	19.7	(5.9%)	18.9	20.2	(6.6%)	3.7%

Note: Information according to the Portuguese GAAP.
(1) Vivo Pro-forma information including two months of TCO in 2002 and 2003.
(2) Vivo Pro-forma information including six months of TCO in 2002 and 2003.
(3) CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortization and sales of equipment per user.

Following the acquisition and consolidation of TCO (after May 1, 2003), Vivo had more than 17.5 million customers at the end of June 2003. Post-paid customers totalled 4,678 thousand, representing 26.7% of Vivo’s total customer base. The average market share in the regions where Vivo operates stood at around 59%, despite aggressive competition mainly from TIM and Ói. Considering the consolidation of TCO in May and June, Vivo’s blended average MOU in the second quarter of 2003 was 97 minutes and ARPU was R$ 41. The ARPU minus CCPU in the second quarter of 2003 amounted to R$ 19.

In the second quarter of 2003 operating revenues and EBITDA, stated in Brazilian Reais, amounted to R$ 2,350 million and R$ 857 million, respectively. EBITDA margin stood at 36.5%. Capex totalled R$ 129 million, equivalent to 5.7% of revenues, and accordingly EBITDA minus Capex reached R$ 729 million.

Excluding TCO, Vivo would have posted an increase in its customer base of 13.6% to 14,190 thousand, whilst MOU and ARPU would have dropped 8.2% and 1.5%, respectively, over the first half of 2002, reflecting Brazilian’s challenging economic environment and an higher weight of pre-paid in the customer mix. Operating revenues would have increased 11.6% to R$ 3,752 million and EBITDA 10.9% to R$ 1,419 million in the first half of 2003. Vivo’s Capex would have dropped 24.0% to R$ 270 million, and EBITDA minus Capex would have grown 24.2% over the same period last year.

In terms of contribution to PT Group results in Euros (reflecting the proportional consolidation of 50% of Vivo and including TCO’s results of May and June), operating revenues amounted to Euro 589 million, a decrease of 28.8% compared to the first half of 2002. EBITDA decreased 27.0% to Euro 227 million. EBITDA minus Capex decreased 28.0% to Euro 185 million. Vivo accounted for 21.6% of PT’s revenues, 21.1% of EBITDA, 21.7% of EBITDA minus Capex and 10.0% of PT’s gross debt. PT’s net exposure (assets minus liabilities) to Brazil amounts to R$ 7,488 million (Euro 2,276 million at the Real/Euro exchange rate prevailing at the end of June 2003), corresponding to 16.5% of PT’s total assets, over 94% of which is accounted for by the PT’s 50% investment in Vivo.

PT Multimedia

	1H03	1H02	Δ y.o.y	2Q03	2Q02	Δ y.o.y	Δ 2Q/1Q03

Financials (Euro million)
Operating Revenues	326.1	293.2	11.2%	162.6	141.4	15.0%	(0.6%)
EBITDA	56.8	35.0	62.0%	29.5	16.3	80.8%	8.0%
EBITDA Margin	17.4%	12.0%	5.4 p.p.	18.1%	11.5%	6.6 p.p.	1.4 p.p.
Capex	25.6	36.0	(28.9%)	9.7	20.8	(53.4%)	(39.0%)
EBITDA minus Capex	31.2	(0.9)	n.m.	19.8	(4.5)	n.m.	73.5%
Capex as % of Revenues	7.8%	12.3%	(4.4 p.p.)	6.0%	14.7%	(8.7 p.p.)	(3.8 p.p.)

Operating Data
Homes Passed ('000)	2,423	2,344	3.4%	2,423	2,344	3.4%	0.8%
With interactive capab. ('000)	2,129	1,803	18.1%	2,129	1,803	18.0%	2.1%
Pay-TV Subscribers (1) ('000)	1,368	1,231	11.1%	1,368	1,231	11.1%	1.6%
Market Share (%)	84.1	83.4	0.7 p.p.	84.1	83.4	0.7 p.p.	0.3 p.p.
Pay-TV Net Additions ('000)	61.4	71.1	(13.7%)	22.6	44.1	(48.7%)	(41.6%)
Pay to Basic Ratio (%)	72	67	5.5 p.p.	72	67	5.5 p.p.	0.2 p.p.
Churn (%)	15	16	(1.5 p.p.)	14	15	(1.0 p.p.)	(2.5 p.p.)
Cable Broadband Accesses ('000)	180	95	89.5%	180	95	89.5%	10.7%
Pay-TV Blended ARPU (Euro)	23.4	21.0	11.4%	23.5	21.6	8.5%	0.5%
Daily Newspaper Circul. ('000)	205.7	191.3	7.5%	202.8	192.7	5.2%	(2.9%)
Tickets Sold - Portugal (mn)	4.2	4.3	(3.0%)	1.9	2.0	(3.8%)	(14.1%)

More detailed financial information is set out in Table 7 of the Appendix.
(1) Regarding Pay-TV customers see note of Table 7 of the Appendix.

PTM’s operating revenues amounted to Euro 163 million in the second quarter of 2003, a 15.0% increase over the second quarter of 2002. Approximately 58% of PTM’s revenues are subscription based and 13% are advertising revenues. EBITDA in the second quarter of 2003 rose 80.8% over the second quarter of 2002 to Euro 29 million, equivalent to an EBITDA margin of 18.1% and corresponding to a 6.6 p.p. improvement over the second quarter of 2002, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up and lower programming costs.

PTM’s Capex decreased 53.3% over the second quarter of 2002 to Euro 10 million in the second quarter of 2003, equivalent to 6.0% of revenues. EBITDA minus Capex increased from negative Euro 4 million in the second quarter of 2002 to Euro 20 million in the second quarter of 2003.

Pay-TV and Cable Internet Business (TV Cabo)

The rollout of the cable network is almost complete with 2,423 thousand homes passed and approximately 88% of the homes are equipped with interactive capabilities. Approximately 23 thousand clients were added in the second quarter of 2003, reaching 1,368 thousand Pay-TV customers (1,053 thousand cable and 315 thousand DTH) at the end of June 2003, an 11.1% increase over the same period last year, and equivalent to an estimated market share of 84.1%. The number of subscribers of the premium services increased 20.2% to 986 thousand, corresponding to a pay to basic ratio of 72.1% which compares to 66.6% in the second quarter of 2002. Pay-TV ARPU reached Euro 19.7, a 4.6% increase over the Euro 18.8 ARPU booked in the second quarter last year.

The take up of the broadband internet access service using cable modem (Netcabo) is progressing well and at the end of June 2003 the Pay-TV business already had 180 thousand customers. Accordingly, PT’s broadband market share in Portugal is estimated to be 50%. Approximately 17 thousand Netcabo customers were added in the second quarter. The penetration of the Internet service among cable TV subscribers stands at 17.1%. The ARPU of broadband Internet subscribers in the second quarter of 2003 was Euro 29.3.

Pay-TV blended ARPU in the second quarter of 2003 was Euro 23.5, representing an increase of 8.5% over the second quarter last year. Operating revenues amounted to Euro 105 million and EBITDA amounted to Euro 29 million, corresponding to increases of 15.1% and 61.1%, respectively, over the second quarter of 2002. EBITDA margin in the second quarter of 2003 (including the consolidation of TV Cabo Audiovisuais) reached 27.5%, representing a 7.8 p.p. improvement over the second quarter last year. This margin performance was achieved as a result of an effective cost control and renegotiation of content contracts.

The basic package tariff was increased by approximately 5% as from May 1, 2003 and premium Sport TV subscription package tariff was increased by 6% as from September 1, 2003. The tariffs of the remaining premium services will be updated in the fourth quarter of 2003.

Capex in the second quarter of 2003 decreased 52.9% to Euro 8 million, equivalent to 7.9% of revenues. The fall in Capex was achieved through a significant cut in investments in the interactive TV project and increased preference of customers to buy terminal equipment as opposed to renting. EBITDA minus Capex in the second quarter of 2003 amounted to Euro 21 million compared to Euro 0.3 million in the second quarter of 2002.

Audiovisuals Business – Lusomundo Audiovisuais and Lusomundo Cinemas

In the second quarter of 2003 operating revenues of the audiovisuals business segment amounted to Euro 22 million, a decrease of 3.8% over the same period last year. This was mainly due to a decrease of 10.9% in both sales of video games and DVDs. EBITDA reached negative Euro 0.3 million compared to Euro 4 million in the same period last year. Capex in the second quarter of 2003 totalled Euro 1 million, equivalent to 2.4% of revenues.

In the second quarter of 2003 Lusomundo sold 1.9 million cinema tickets in Portugal. On April 9, 2003 Lusomundo signed an agreement with Warner Bros. Entertainment to acquire the remaining 50% of Warner Lusomundo chain of multiplex cinemas in Portugal for Euro 21 million. Cinema revenues in the second quarter of 2003 amounted to Euro 9 million, a 13.3% decrease over the same period last year.

Media Business - Lusomundo Media

Jornal de Notícias is the leading daily Portuguese newspaper, with a circulation of 103.8 thousand at the end of the second quarter. Diário de Notícias, another daily newspaper owned by Lusomundo, is aiming to improve its market position and recently relaunched its graphics and design as well as its editorial content. The tabloid newspaper 24 Horas increased average circulation by 25.7%. The Portuguese version of National Geographic magazine has been successful, with an average circulation of 72.0 thousand copies in the second quarter of 2003, consolidating its presence in the market.

Lusomundo Media posted operating revenues of Euro 37 million in the second quarter of 2003, a 15.1% increase over the same period last year. The second quarter of 2003 was particularly weak in terms of advertising revenues, which contracted 7.9% compared to the same period last year, but was largely offset by increased newspaper circulation and product sales promotions.

Lusomundo Media’s EBITDA increase from Euro 2 million in the second quarter of 2002 to Euro 3 million in the second quarter of 2003, reflecting in part the positive impact of the cost cutting programme. Capex in the second quarter of 2003 totalled Euro 1 million.

Other Operations

At the end of June 2003, Médi Télécom in Morocco, an associated company 31.3% owned by PT, had 1,763 thousand customers, representing a 41.4% market share. The prepaid customers accounted for 92.5% of total customers of Médi Télécom. Médi Télécom added 78 customers in the second quarter of 2003, a decrease of 9.6% over the same period last year. The ARPU of Médi Telecom in the second quarter of 2003 was Euro 13.4 whilst CCPU reached Euro 10.3, a fall of 13.8% over the same period last year. Operating revenues in the second quarter of 2003 amounted to Euro 66 million, an increase of 45.8% over the same period last year. EBITDA amounted to Euro 18 million, compared to Euro 8 million in the second quarter of 2002, equivalent to 27.3% margin. Capex amounted to Euro 16 million, a 64.5% reduction over the second quarter last year.

PT accounts for its investment in Médi Télécom using the equity accounting method. Its contribution in the first half of 2003 was negative Euro 15 million and was included in the income statement under “Equity in Losses of Affiliated Companies”.

Mascom in Botswana, in which PT held at the end of the first half 50% plus one share economic and voting interest, had 290 thousand customers at the end of June 2003, an increase of 11.1% over the first half of 2002. Mascom has a market share of approximately 71.0% and prepaid customers account for 96.7% of its total customer base. The ARPU of Mascom was Euro 16.4. Operating revenues in the second quarter of 2003 amounted to Euro 14 million, an increase of 6.5% over the same period last year and EBITDA amounted to Euro 7 million, a 31.6% increase over the second quarter of 2002, equivalent to a margin of 46.4%, an 8.9 p.p. improvement over the second quarter last year. Capex amounted to Euro 3 million. PT accounts for this investment on a fully consolidated basis and its results are included under “Other” in the presentation of results by business segment.

On July 7, 2003, PT reached an agreement with Citizens Botswana for the sale of its stake in Mascom, for Botswana Pulas 250 million, equivalent to approximately Euro 44 million. Upon completion of this transaction, which is subject to regulatory approval and the decision on the exercise of pre-emptive rights by the other minority shareholders, Mascom will no longer be consolidated in PT’s accounts. Despite the sale, PT expects to continue to provide consulting services to Mascom under the scope of the existing Management Agreement.

TABLES TO FOLLOW:

Table 1: Consolidated Profit and Loss Statements
Table 2: Consolidated Balance Sheet
Table 3: Consolidated Operating Revenues
Table 4: Wireline – Financials
Table 5: Wireline – Operating Data
Table 6: TMN
Table 7: PT Multimedia

This information is also available on PT’s website www.telecom.pt.

Contacts:	Zeinal Bava, PT Group Chief Financial Officer zeinal.bava@telecom.pt

Manuel Rosa da Silva, PT Group Chief Planning and Control Officer mrds@telecom.pt

Francisco Nunes, PT Group Chief Accounting Officer francisco.nunes@telecom.pt

Vitor Sequeira, PT Group Investor Relations Officer vitor.j.sequeira@telecom.pt

Portugal Telecom Tel.: +351.215001701 Fax: +351.213556623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,”"projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

TABLE 1: CONSOLIDATED PROFIT AND LOSS STATEMENTS

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millins of Euro)

	1H 2003 (1)	1H 2002 (2)	Δ y.o.y	2Q 2003 (1)	2Q 2002 (2)	Δ y.o.y	Δ 2Q/1Q03
Consolidated Operating Revenues, of which:	2,724.9	2,852.6	(4.5%)	1,412.5	1,423.8	(0.9%)	7.6%
Wireline	1,072.6	1,135.8	(5.6%)	531.3	560.3	(5.2%)	(1.8%)
Fixed Telephone Service	920.3	992.8	(7.3%)	453.3	489.6	(7.4%)	(2.9%)
Data & Corporate	112.4	116.5	(3.5%)	56.8	56.9	(0.2%)	2.2%
ISP & Portals	39.9	26.5	50.7%	21.2	13.8	53.6%	13.0%
Domestic Mobile / TMN	624.6	605.2	3.2%	317.1	304.6	4.1%	3.2%
Brazilian Mobile / Vivo	588.7	734.1	(19.8%)	345.9	374.1	(7.5%)	42.5%
PT Multimedia, of which:	325.8	292.7	11.3%	162.4	140.9	15.3%	(0.6%)
Pay TV and Cable Internet / TV Cabo	204.1	166.8	22.3%	103.2	89.6	15.4%	2.3%
Other	113.2	84.8	33.5%	55.7	43.9	26.9%	(3.2%)
Consolidated Operating Costs and Expenses, of which:	2,118.4	2,227.9	(4.9%)	1,097.4	1,107.6	(0.9%)	7.5%
Wages and Salaries	348.9	349.0	(0.0%)	182.4	181.3	0.6%	9.6%
Post Retirement Benefits	110.1	91.4	20.4%	55.6	45.9	21.1%	2.0%
Costs of Telecommunications	296.7	329.8	(10.0%)	149.1	158.7	(6.0%)	1.0%
Depreciation and Amortisation	467.5	497.8	(6.1%)	239.2	247.9	(3.5%)	4.8%
Subsidies	(10.6)	(15.3)	(30.7%)	(5.4)	(7.8)	(30.8%)	8.7%
Maintenance and Repairs	61.7	67.6	(8.7%)	29.7	35.2	(15.6%)	(7.1%)
Own Work Capitalized	(26.9)	(59.3)	(54.6%)	(15.1)	(36.0)	(58.1%)	26.9%
Raw Materials and Consumables	32.3	51.4	(37.2%)	18.4	26.3	(30.0%)	(32.9%)
Costs of Products Sold	205.5	227.8	(9.8%)	113.3	111.5	1.6%	23.0%
Telephone Directories	45.7	46.2	(1.1%)	22.9	23.3	(1.7%)	0.1%
Marketing and Publicity	65.4	55.2	18.5%	38.1	30.9	23.3%	39.9%
Concession Fee	--	8.2	n.m.	--	4.0	n.m.	n.m.
General and Administrative Expenses	457.6	467.9	(2.2%)	234.3	230.9	1.5%	4.9%
Provision for Doubtful Receivables and Other	54.7	90.9	(39.8%)	30.2	48.8	(38.1%)	23.5%
Other Net Operating Income	(25.6)	(21.0)	21.9%	(17.3)	(8.4)	106.0%	109.6%
Taxes Other than Income Taxes	35.4	40.3	(12.2%)	22.0	15.1	45.7%	63.8%
Consolidated Operating Income	606.6	624.7	(2.9%)	315.1	316.2	(0.4%)	8.1%
Other Expenses / (Income) Net, of which:	346.7	321.2	7.9%	233.4	138.0	69.1%	106.1%
Net Interest Expenses	74.6	81.2	(8.1%)	41.7	42.6	(2.1%)	26.9%
Net Foreign Currency Exchange Losses / (Gains)	(16.1)	(33.7)	(52.2%)	(9.4)	(61.3)	(84.7%)	40.5%
Net Other Financial Expenses / (Income)	(81.3)	52.9	n.m.	(39.2)	19.0	n.m.	(7.1%)
Goodwill Amortization	52.7	76.3	(30.9%)	28.7	19.7	45.7%	19.3%
Losses / (Gains) on Sales and Disposals of Fixed Assets, Net	(37.3)	(1.8)	n.m.	(38.1)	(2.6)	n.m.	n.m.
Equity in Losses / (Earnings) of Affiliated Companies	13.0	144.7	(91.0%)	3.5	88.7	(96.1%)	(63.4%)
Work Force Reduction Programme Costs	278.0	17.9	n.m.	185.0	12.9	n.m.	98.8%
Other Non-Operating Expenses/(Income)	3.1	20.1	(84.6%)	1.2	25.3	(95.3%)	(24.8%)
Extraordinary Items (Losses / (Gains))	60.0	(36.4)	n.m.	60.0	(6.2)	n.m.	n.m.
Consolidated Income Before Income Taxes	259.9	303.4	(14.4%)	81.7	178.2	(54.1%)	(54.1%)
Provision for Income Taxes	(81.1)	(186.8)	(56.6%)	(2.4)	(113.8)	(97.9%)	(97.0%)
Loss / (Income) Applicable to Minority Interests	(35.3)	85.9	(141.0%)	(20.6)	47.9	(143.1%)	41.5%
Consolidated Net Income for the Period	143.5	202.5	(29.1%)	58.8	112.3	(47.8%)	(30.9%)

(1)	Considering the proportional consolidation of 50% of Vivo and including TCO's results of May and June 2003.
(2)	Considering the full consolidation of TCP.

TABLE 2:CONSOLIDATED BALANCE SHEET

PORTUGAL TELECOM AND SUBSIDIARIES
(amounts in millions of Euro)

(Euro million)	June 30, 2003	December 31, 2002
Current Assets	4,648.0	4,850.9
Cash and Short Term Investments	1,817.2	2,276.5
Accounts Receivable, Net	1,701.9	1,470.3
Inventories, Net	132.5	149.8
Deferred Taxes	847.8	819.9
Prepaid Expenses and Other Current Assets	148.6	134.4
Investments, net	457.7	376.4
Fixed Assets, net	4,449.8	4,575.8
Intangible Assets, net	3,363.9	2,968.7
Deferred Taxes	806.3	877.3
Other Non-Current Assets, net	86.0	77.0
Total Assets	13,811.7	13,726.1
Current Liabilities	2,967.7	2,958.0
Short Term Debt	1,071.3	1,094.3
Accounts Payable	1,013.7	1,113.1
Accrued Expenses	491.9	460.2
Taxes Payable	104.4	71.1
Deferred Income	248.4	175.1
Deferred Taxes	38.0	44.2
Medium and Long Term Debt	4,721.2	5,219.1
Accrued Post Retirement Liability	1,246.2	1,061.5
Deferred Taxes	363.3	359.0
Provisions for Other Risks and Charges	407.9	439.2
Other non-Current Liabilities	118.9	130.8
Total Liabilities	9,825.2	10,167.6
Minority Interests	684.8	447.2
Total Shareholders' Equity	3,301.7	3,111.3
Share Capital	1,254.3	1,254.3
Issue Premium	2,149.6	2,149.6
Reserves	1,780.2	1,582.8
Foreign Currency Adjustments	(2,025.8)	(2,266.4)
Net Income	143.5	391.1
Total Liabilities,M.I. and Shareholders' Equity	13,811.7	13,726.1

Note: The information provided regarding June 2003 and December 2002, corresponds to 50% of proportional consolidation of Vivo.

TABLE 3: CONSOLIDATED OPERATING REVENUES
(amounts in millions of Euro)

	1H 2003 (1)	1H 2002 (2)	Δ y.o.y	2Q 2003 (1)	2Q 2002 (2)	Δ y.o.y	Δ 2Q/1Q03
Wireline	1,072.6	1,135.8	(5.6%)	531.3	560.3	(5.2%)	(1.8%)
Fixed Telephone Service	920.3	992.8	(7.3%)	453.3	489.6	(7.4%)	(2.9%)
Retail	666.2	710.3	(6.2%)	334.2	349.0	(4.2%)	0.7%
Domestic	613.0	650.2	(5.7%)	307.3	317.8	(3.3%)	0.5%
Fixed Charges	316.9	317.7	(0.2%)	161.1	158.3	1.8%	3.8%
Traffic	296.0	332.5	(11.0%)	146.2	159.5	(8.4%)	(2.9%)
Local	60.8	69.6	(12.7%)	29.5	32.7	(9.8%)	(6.2%)
Regional	28.6	37.5	(23.8%)	13.3	17.8	(25.3%)	(13.2%)
National	32.5	37.9	(14.2%)	15.2	18.0	(15.7%)	(12.8%)
Fixed-Mobile	164.5	183.0	(10.1%)	82.8	88.9	(7.0%)	1.2%
Other	9.6	4.4	118.6%	5.5	2.1	161.0%	19.6%
International	53.3	60.1	(11.4%)	26.9	31.2	(13.6%)	2.7%
Wholesale	161.5	181.1	(10.8%)	74.0	89.3	(17.1%)	(15.5%)
Traffic	93.7	109.1	(14.1%)	40.8	56.5	(27.8%)	(22.8%)
Leased Lines	49.3	54.9	(10.2%)	24.1	24.2	(0.6%)	(4.3%)
Telecast	14.8	17.1	(13.3%)	7.1	8.5	(16.5%)	(7.3%)
ADSL	3.7	-	n.a.	1.9	-	n.a.	7.4%
Sales	12.0	12.1	(0.8%)	6.0	5.8	3.4%	(1.3%)
Directories	69.0	69.6	(0.9%)	34.6	34.9	(0.9%)	0.2%
Other	11.6	19.8	(41.4%)	4.5	10.7	(57.9%)	(31.9%)
Data & Corporate	112.4	116.5	(3.5%)	56.8	56.9	(0.2%)	2.2%
Data Communications	44.0	45.8	(3.9%)	22.4	20.6	8.7%	3.9%
Leased Lines	27.0	28.4	(4.9%)	13.2	14.1	(6.4%)	(4.1%)
Network Manag. & Outsourcing	10.0	6.4	56.3%	5.3	3.7	42.5%	12.3%
Sales and Other	31.4	35.9	(12.5%)	15.9	18.5	(14.0%)	2.4%
ISP & Portals	39.9	26.5	50.7%	21.2	13.8	53.6%	13.0%
ISP	38.8	25.6	51.8%	20.6	13.3	55.4%	13.2%
Portals	1.1	0.9	21.2%	0.6	0.5	12.6%	7.9%
Domestic Mobile / TMN	624.6	605.2	3.2%	317.1	304.6	4.1%	3.2%
Services Rendered	572.5	546.1	4.8%	295.4	276.3	6.9%	6.6%
Sales and Other	52.1	59.1	(11.9%)	21.8	28.3	(22.9%)	(28.1%)
Brazilian Mobile / Vivo	588.7	734.1	(19.8%)	345.9	374.1	(7.5%)	42.5%
Services Rendered	490.7	638.3	(23.1%)	280.5	324.7	(13.6%)	33.4%
Sales and Other	98.0	95.8	2.3%	65.5	49.6	32.6%	101.3%
Multimedia / PTM	325.8	292.7	11.3%	162.4	140.9	15.3%	(0.6%)
Pay TV and Cable Internet	204.1	166.8	22.3%	103.2	89.6	15.4%	2.3%
Lusomundo - Audiovisuals	20.2	22.2	(9.3%)	9.8	10.1	(3.2%)	(5.8%)
Lusomundo - Media	36.1	38.4	(5.9%)	20.7	20.6	0.2%	34.4%
Other Multimedia Operations	65.4	65.5	(0.1%)	28.7	20.8	39.2%	(21.9%)
Other	113.2	84.8	33.5%	55.7	43.9	26.9%	(3.2%)
Total Operating Revenues	2,724.9	2,852.6	(4.5%)	1,412.5	1,423.8	(0.9%)	7.6%

(1)	Considering the proportional consolidation of 50% of Vivo and including TCO's results of May and June 2003.
(2)	Considering the full consolidation of TCP.

TABLE 4: WIRELINE (1) - FINANCIALS
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1H 2003	1H 2002	Δ y.o.y	2Q 2003	2Q 2003	Δ y.o.y	Δ 2Q/1Q03

Services Rendered	1,063.3	1,133.0	(6.2%)	522.6	562.1	(7.0%)	(3.4%)
Telephone Directories	69.0	69.6	(0.7%)	34.5	34.9	(1.0%)	0.0%
Sales and Other	17.0	15.6	8.7%	9.0	8.0	12.4%	12.2%

Operating revenues	1,149.3	1,218.2	(5.7%)	566.1	604.9	(6.4%)	(3.0%)

Wages and Salaries	165.8	173.8	(4.6%)	86.6	91.0	(4.9%)	9.2%
Post Retirement Benefits	108.9	90.0	21.0%	55.1	45.0	22.4%	2.4%
Costs of Telecommunications	216.7	245.3	(11.7%)	102.5	120.4	(14.9%)	(10.3%)
Depreciation and Amortization	201.0	213.3	(5.7%)	99.5	108.1	(8.0%)	(2.0%)
Own Work Capitalized	(14.3)	(38.0)	(62.3%)	-7.5	(19.8)	(62.1%)	8.9%
Marketing and Publicity	12.9	13.4	(4.1%)	6.4	6.4	0.6%	(0.7%)
Concession Fee	-	8.5	n.m.	-	4.1	n.m.	n.m.
Other General & Administrative	98.3	108.3	(9.2%)	49.9	56.2	(11.2%)	3.0%
Other Net Operating Costs	100.2	115.8	(13.5%)	47.0	54.7	(14.1%)	(11.7%)

Operating Costs and Expenses	889.5	930.4	(4.4%)	439.5	466.1	(5.7%)	(2.3%)

Operating Income	259.9	287.8	(9.7%)	126.6	138.8	(8.8%)	(5.0%)

OTHER FINANCIAL INFORMATION	1H 2003	1H 2002	Δ y.o.y	2Q 2003	2Q 2003	Δ y.o.y	Δ 2Q/1Q03

EBITDA (Operating Income + Depreciation and Amortization)	460.9	501.1	(8.0%)	226.1	246.9	(8.4%)	(3.7%)
Excluding Post Retirement Benefits Costs	569.8	591.0	(3.6%)	281.2	291.9	(3.7%)	(2.6%)
EBITDA Margin (EBITDA / Operating Revenues)	40.1%	41.1%	(1.0 p.p.)	39.9%	40.8%	(0.9 p.p.)	(0.3 p.p.)
Excluding Post Retirement Benefits Costs	49.6%	48.5%	1.1p.p.	49.7%	48.3%	1.4p.p.	0.2p.p.
Capex	60.0	147.2	(59.3%)	32.6	98.3	(66.9%)	18.7%
Capex as % of Revenues	5.2%	12.1%	(6.9 p.p.)	5.8%	16.3%	(10.5 p.p.)	1.0 p.p.

(1)	Includes intra-group transactions.

TABLE 5: WIRELINE - OPERATING DATA
(amounts in millions of Euro)

OPERATING DATA	Units	1H 2003	1H 2002	Δ y.o.y	2Q 2003	2Q 2002	Δ y.o.y	Δ 2Q/1Q03

FIXED TELEPHONE SERVICE
Retail
Telephone Main Lines	thousand	4,080	4,214	(3.2%)	4,080	4,214	(3.2%)	(0.5%)
Market Share	%	94.6	96.4	(1.8 p.p.)	94.6	96.4	(1.8 p.p.)	(0.1 p.p.)
Main Lines per 100 Inhabitants	no.	41.6	42.2	(1.4%)	41.6	42.2	(1.4%)	(0.2%)
Net Disconnections	thousand	63.1	86.7	(27.2%)	18.7	40.7	(54.1%)	(57.9%)
ISDN Equivalent Main Lines	thousand	820	829	(1.1%)	820	829	(1.1%)	0.1%
ISDN Penetration Rate	%	20.1	19.7	0.4 p.p.	20.1	19.7	0.4 p.p.	0.1 p.p.
Total Traffic	min.*10[6]	9,416	10,106	(6.8%)	4,646	5,061	(8.2%)	(2.6%)
Voice Traffic		6,318	6,630	(4.7%)	3,163	3,321	(4.8%)	0.2%
Retail		4,079	4,043	0.9%	2,026	2,019	0.3%	(1.3%)
Total Originated Traffic on the Fixed Network		7,630	8,271	(7.7%)	3,741	4,127	(9.4%)	(3.8%)
Market Share of Outgoing Traffic	%	92.0	92.4	(0.4p.p.)	91.8	92.4	(0.6 p.p.)	(0.5 p.p.)
Originated Traffic per Access per Day	minutes	10.3	10.7	(4.3%)	10.0	10.7	(6.2%)	(4.2%)
F2F Domestic Traffic	min.*10[6]	3,003	3,240	(7.3%)	1,475	1,589	(7.2%)	(3.4%)
F2F Domestic Traffic per Access per Day	minutes	4.0	4.2	(3.9%)	4.0	4.1	(3.9%)	(3.8%)
Average Weighted Price Change (price basket):	%	(0.8)	(0.3)	(0.5 p.p.)	n.a.	n.a.	n.a.	n.a.
Installation		0.0	0.0	0.0 p.p.	n.a.	n.a.	n.a.	n.a.
Subscription		2.7	1.0	1.8 p.p.	n.a.	n.a.	n.a.	n.a.
Local		0.3	0.0	0.3 p.p.	n.a.	n.a.	n.a.	n.a.
Regional		(7.7)	(3.7)	(4.0 p.p.)	n.a.	n.a.	n.a.	n.a.
National		(10.9)	(3.1)	(7.8 p.p.)	n.a.	n.a.	n.a.	n.a.
International		0.0	(0.7)	0.7 p.p.	n.a.	n.a.	n.a.	n.a.
Telephony ARPU	Euro	32.5	34.0	(4.4%)	32.1	34.0	(5.5%)	(2.2%)
Call Completion Rate	%	99.85	99.86	(0.0 p.p.)	99.99	99.90	0.1 p.p.	0.1 p.p.
Faults per 100 Access Lines	no.	4.9	4.4	11.4%	2.0	2.0	0.0%	(31.0%)
Wholesale
ADSL Accesses	thousand	109.2	7.1	n.m.	109.2	7.1	n.m.	40.3%
Traffic	min.*10[6]	5,337	6,064	(12.0%)	2,620	3,042	(13.9%)	(3.6%)
Internet		2,804	3,443	(18.6%)	1,334	1,724	(22.6%)	(9.2%)
Interconnection Traffic Price Change:	%	(24.5)	(11.9)	(12.6)	n.a.	n.a.	n.a.	n.a.
Call Origination		(26.9)	(14.5)	(12.4)	n.a.	n.a.	n.a.	n.a.
Call Termination		(22.9)	(13.7)	(9.2 p.p.)	n.a.	n.a.	n.a.	n.a.
Transit		(15.6)	(14.7)	(0.9 p.p.)	n.a.	n.a.	n.a.	n.a.
Leased Lines
Price Basket Change		(16.8)	0.0	(16.8)	n.a.	n.a.	n.a.	n.a.
Number of Leased Lines	thousand	56.0	58.1	(3.7%)	56.0	58.1	(3.7%)	(0.8%)
Capacity (equivalent to 64 kbps)	thousand	1,372	1,433	(4.3%)	1,372	1,433	(4.3%)	1.2%
Digital	%	98.6	98.6	0.0 p.p.	98.6	98.6	0.0 p.p.	0.0 p.p.

DATA AND CORPORATE
Total Data Communication Accesses	thousand	35.9	35.8	0.1%	35.9	35.8	0.1%	1.6%
Frame Relay		11.3	10.2	10.5%	11.3	10.2	10.5%	3.5%
Broadband		1.4	0.7	103.7%	1.4	0.7	103.7%	68.0%
Corporate WEB Capacity Sold	Mbps	1,620	524	209.1%	1,620	524	209.1%	37.2%
Leased Lines to End Users
Number of Leased Lines	thousand	19.6	21.1	(7.2%)	19.6	21.1	(7.2%)	(2.2%)
Capacity (equivalent to 64 kbps)	thousand	120.4	112.8	6.8%	120.4	112.8	6.8%	(0.5%)
Digital	%	92.4	90.9	1.5 p.p.	92.4	90.9	1.5 p.p.	0.3 p.p.

ISP AND PORTALS
ADSL Accesses	thousand	87.9	5.0	n.m.	87.9	5.0	n.m.	43.2%
Market Share	%	82.3	75.7	6.6 p.p.	82.3	75.7	6.6 p.p.	1.6 p.p.
Dial-up Active Subscribers	thousand	136.6	164.8	(17.1%)	136.6	164.8	(17.1%)	(9.0%)
Dial-up Traffic	hours*10[6]	13.3	17.1	(22.1%)	6.2	8.5	(27.1%)	(12.2%)
Sapo Portal (June):	million
Page Views per Month		211.5	183.0	15.6%	211.5	183.0	15.6%	(17.4%)
Unique Visitors per Month		2.4	2.1	18.0%	2.4	2.1	18.0%	(6.0%)

TABLE 6: TMN(1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS		1H 2003	1H 2002	Δ y.o.y	2Q 2003	2Q 2002	Δ y.o.y	Δ 2Q/1Q03

Services Rendered		661.0	645.5	2.4%	339.9	325.2	4.5%	5.8%
Sales		54.1	63.2	(14.4%)	22.5	31.1	(27.5%)	(28.8%)

Operating Revenues		715.1	708.7	0.9%	362.4	356.3	1.7%	2.7%

Wages and Salaries		30.4	25.6	18.5%	17.7	14.8	19.6%	39.6%
Costs of Telecommunications		145.1	169.3	(14.3%)	71.0	83.4	(14.9%)	(4.2%)
Depreciation and Amortization		96.4	85.3	13.0%	47.9	42.8	11.9%	(1.0%)
Own Work Capitalized		(2.5)	(2.8)	(9.2%)	(1.7)	(1.5)	13.3%	89.3%
Cost of Products Sold		63.6	77.6	(18.0%)	28.3	38.3	(26.0%)	(19.7%)
Marketing and Publicity		14.2	9.9	44.2%	7.8	6.8	14.7%	22.3%
Other General & Administrative		102.8	92.8	10.8%	53.1	46.3	14.7%	7.1%
Other Net Operating Costs		45.9	51.5	(10.9%)	24.8	30.8	(19.5%)	15.8%

Operating Costs and Expenses		495.9	509.2	(2.6%)	248.9	261.7	(4.9%)	0.7%

Operating Income		219.1	199.5	9.9%	113.5	94.6	19.9%	7.4%

OTHER FINANCIAL INFORMATION		1H 2003	1H 2002	Δ y.o.y	2Q 2003	2Q 2002	Δ y.o.y	Δ 2Q/1Q03

EBITDA (Operating Income + Depreciation and Amortization)		315.5	284.8	10.8%	161.4	137.4	17.5%	4.8%
EBITDA Margin (EBITDA / Operating Revenues)		44.1%	40.2%	3.9 p.p.	44.5%	38.6%	5.9 p.p.	0.9 p.p.
Capex		71.8	133.7	(46.3%)	25.1	65.3	(61.5%)	(46.2%)
Capex as % of Revenues		10.0%	18.9%	(8.8 p.p.)	6.9%	18.3%	(11.4 p.p.)	(6.3 p.p.)

OPERATING DATA	Units	1H 2003	1H 2002	Δ y.o.y	2Q 2003	2Q 2002	Δ y.o.y	Δ 2Q/1Q03

Total Active Cellular Customers - Portugal (2)	thousand	8,629	8,120.2	6.3%	8,629	8,120.2	6.3%	0.5%
Cellular Customers per 100 Inhabitants - Portugal (2)%		83.5	78.7	4.8p.p.	83.5	78.7	4.8p.p.	0.4p.p.
TMN Active Customers	thousand	4,505	4,070	10.7%	4,505	4,070	10.7%	0.7%
WAP Terminals		985	584	68.7%	985	584	68.7%	8.8%
GPRS Terminals		256	7	n.m.	256	7	n.m.	39.0%
TMN Active Customers Market Share (3)%		52.2	50.1	2.1p.p.	52.2	50.1	2.1p.p.	0.1p.p.
TMN Net Additions	thousand	79	165	(51.8%)	32	88	(63.6%)	(32.9%)
Total Churn	%	24.1	25.3	(1.2 p.p.)	24.1	25.3	(1.2 p.p.)	(0.6 p.p.)
Data (% of Service Revenues)%		8.3	6.8	1.5p.p.	8.1	6.9	1.2p.p.	(0.4 p.p.)
ARPU	Euro	24.7	27.0	(8.7%)	25.2	26.9	(6.3%)	4.7%
Customer Bill		17.8	18.5	(3.8%)	18.3	18.9	(3.1%)	5.8%
Interconnection		6.9	8.5	(19.4%)	6.9	8.0	(13.8%)	2.0%
MOU	Minutes	120.0	129.5	(7.3%)	121.6	131.2	(7.3%)	2.7%
ARPM	Euro/100	20.6	20.9	(1.5%)	20.7	20.5	1.1%	1.9%
SAC	Euro	72.1	74.7	(3.5%)	79.5	75.5	5.2%	21.4%
CCPU	Euro	12.4	14.0	(11.7%)	12.6	14.2	(11.6%)	3.8%
ARPU minus CCPU	Euro	12.3	13.0	(5.5%)	12.6	12.7	(0.3%)	5.6%

(1)	Includes intra-group transactions.
(2)	Source: Anacom.
(3)	Source: Anacom and TMN.

TABLE 7: PT MULTIMEDIA (1)
(amounts in millions of Euro)

PROFIT AND LOSS STATEMENTS	1H 2003 (1)	1H 2002 (2)	Δ y.o.y	2Q 2003 (1)	2Q 2002 (2)	Δ y.o.y	Δ 2Q/1Q03
Services Rendered	262.3	229.9	14.1%	134.7	120.0	12.3%	5.6%
Sales	63.8	63.3	0.7%	27.8	21.4	30.4%	(22.5%)
Operating Revenues	326.1	293.2	11.2%	162.6	141.4	15.0%	(0.6%)
Wages and Salaries	41.7	45.9	(9.0%)	20.9	23.2	(9.7%)	0.5%
Costs of Telecommunications	12.5	13.0	(3.8%)	6.5	8.8	(26.1%)	8.3%
Depreciation and Amortization	33.5	33.3	0.6%	16.7	17.4	(3.6%)	(0.4%)
Own Work Capitalized	(0.4)	(1.2)	(64.2%)	(0.2)	(0.2)	36.4%	(2.5%)
Costs of Products Sold	23.1	25.3	(8.8%)	9.3	5.2	79.3%	(32.7%)
Marketing and Publicity	14.3	15.0	(4.7%)	8.0	8.3	(3.0%)	27.4%
Other General & Administrative	154.1	141.6	8.8%	77.0	67.7	13.8%	0.0%
Other Net Operating Costs	24.1	18.5	30.3%	11.6	12.0	(3.3%)	(7.2%)
Operating Costs and Expenses	302.9	291.4	3.9%	149.8	142.4	5.2%	(2.1%)
Operating Income	23.2	1.7	n.m.	12.7	(1.1)	n.m.	21.6%

OTHER FINANCIAL INFORMATION	1H 2003 (1)	1H 2002 (2)	Δ y.o.y	2Q 2003 (1)	2Q 2002 (2)	Δ y.o.y	Δ 2Q/1Q03
EBITDA (Operating Income + Depreciation and Amortization)	56.8	35.0	62.0%	29.5	16.3	80.8%	8.0%
EBITDA Margin (EBITDA / Operating Revenues)	17.4%	12.0%	5.4p.p.	18.1%	11.5%	6.6p.p.	1.4p.p.
Capex	25.6	36.0	(28.9%)	9.7	20.8	(53.4%)	(39.0%)
Capex as % of Revenues	7.8%	12.3%	(4.4p.p.)	6.0%	14.7%	(8.7p.p.)	(3.8)

OPERATING DATA	Units	1H 2003 (1)	1H 2002 (2)	Δ y.o.y	2Q 2003 (1)	2Q 2002 (2)	Δ y.o.y	Δ 2Q/1Q03
Pay TV
Homes Passed	thousand	2,423	2,344	3.4%	2,423	2,344	3.4%	0.8%
With interactive capabilities		2,129	1,803	18.1%	2,129	1,803	18.0%	2.1%
Customers (2) (3)	thousand	1,368	1,231	11.1%	1,368	1,231	11.1%	1.6%
Cable		1,053	974	8.1%	1,053	974	8.1%	1.4%
DTH		315	257	22.6%	315	257	22.7%	2.4%
Market Share	%	84.1	83.4	0.7 p.p.	84.1	83.4	0.7 p.p.	0.3 p.p.
Net Additions	thousand	61.4	71.1	(13.7%)	22.6	44.1	(48.7%)	(41.6%)
Premium Customers (3)	thousand	986	820	20.2%	986	820	20.2%	1.9%
Pay to Basic Ratio	%	72.1	66.6	5.5 p.p.	72.1	66.6	5.5 p.p.	0.2 p.p.
Churn	%	14.8	16.4	(1.5 p.p.)	13.6	14.6	(1.0 p.p.)	(2.5 p.p.)
Cable Internet Accesses (Netcabo)	thousand	179.6	95.0	89.5%	179.6	95.0	89.5%	10.7%
Blended ARPU	Euro	23.4	21.0	11.4%	23.5	21.6	8.5%	0.5%
Lusomundo
Tickets Sold - Portugal	million	4.2	4.3	(3.0%)	1.9	2.0	(3.8%)	(14.1%)
Daily Circulation:	thousand
Jornal de Notícias		105.2	102.1	3.0%	103.8	100.8	2.9%	(2.6%)
Diário de Noticias		50.4	54.6	(7.6%)	49.0	52.1	(5.8%)	(5.5%)
24 Horas		50.1	34.6	44.6%	50.0	39.8	25.7%	(0.8%)
(1)	Includes intra-group transactions.
(2)

These figures are related to the total number of Pay-TV basic service customers. It should be noted that PTM's Pay-TV business offers several basic packages, based on different techonogies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(3)	These figures include products in temporary promotions (i.e. promotions as "Try and Buy").

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.